Exhibit 99.1

News Release

February 13, 2014

TELUS reports fourth quarter 2013 results and

announces 2014 financial targets

Revenue and EBITDA growth driven by strong wireless and wireline data growth

Double-digit net income and basic EPS growth

Targeting 2014 growth in revenue up to 6 per cent, EBITDA up to 8 per cent and EPS up to 21 per cent

Vancouver, B.C. — For the fourth quarter of 2013, TELUS Corporation reported consolidated operating revenue growth of 3.4 per cent from a year earlier to $2.95 billion while earnings before interest, taxes, depreciation and amortization (EBITDA) increased by 3.6 per cent to $951 million. EBITDA excluding restructuring and other like costs increased by 5.0 per cent to $984 million. Basic earnings per share (EPS) rose by 17.5 per cent to $0.47 or 22.5 per cent to $0.49 on an adjusted basis.

The increase in consolidated revenue was generated by 4.1 per cent growth in wireless network revenue and 3.4 per cent growth in wireline revenue. Wireless revenue benefited from a 14 per cent increase in data revenue reflecting subscriber growth and increased data usage from continued smartphone adoption. Wireline revenue growth was driven by a 10.5 per cent increase in data revenue, generated in part by ongoing robust TELUS TV and high-speed Internet subscriber growth, as well as increasing revenue per customer.

TELUS attracted 119,000 net new customer connections in the quarter, including 113,000 postpaid wireless customers, 38,000 TV subscribers and 21,000 high-speed Internet customers, partially offset by the loss of prepaid wireless customers and a continued decline in legacy wireline connections. The growth in TELUS’ wireless customer base to 7.8 million was supported by a 15 basis point year-over-year improvement in monthly postpaid subscriber churn to 0.97 per cent. The TELUS TV subscriber base of 815,000 is up 20 per cent and high-speed Internet connections are up five per cent to 1.4 million.

Free cash flow of $136 million in the fourth quarter was down $127 million, largely reflecting higher cash income taxes, as well as increased capital investments to expand the capacity, speeds and coverage of TELUS’ advanced broadband networks, partly offset by growth in EBITDA.

In 2013, TELUS returned more than $1.85 billion to shareholders including $852 million in dividends paid, and $1.0 billion in share purchases under our 2013 normal course issuer bid (NCIB) program. As part of TELUS’ 2014 NCIB program the Company has purchased 590,400 TELUS common shares for $22 million in January 2014.

At the end of 2013, TELUS’ defined benefit pension plans in aggregate were in a fully funded position as a result of strong plan asset returns and rising interest rates.

FINANCIAL HIGHLIGHTS

C$ and in millions, except per share amounts	Three months ended December 31		Per cent
(unaudited)	2013	2012	change
Operating revenues	2,948	2,851	3.4
Operating expenses before depreciation and amortization(1)	1,997	1,933	3.3
EBITDA(1)(2)	951	918	3.6
EBITDA excluding restructuring and other like costs(1)(2)(3)	984	937	5.0
Net income(1)	290	263	10.3
Adjusted net income(1)(4)	301	267	12.7
Basic earnings per share (EPS)(1)	0.47	0.40	17.5
Adjusted EPS(1)(4)	0.49	0.40	22.5
Capital expenditures	577	521	10.7
Free cash flow(5)	136	263	(48.3)
Total customer connections(6)	13.30	13.11	1.4

(1)       Figures for 2012 have been adjusted for retrospective application of the amended accounting standard IAS 19 Employee benefits (2011).

(2)       EBITDA does not have any standardized meaning prescribed by IFRS-IASB. We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level and the contribution of our two segments. For definition and explanation, see Section 7.1 in the accompanying 2013 fourth quarter Management’s review of operations.

(3)       For the fourth quarter of 2013 and 2012 restructuring and other like costs were $33 million and $19 million, respectively.

(4)       Adjusted net income and Adjusted EPS do not have any standardized meaning prescribed by IFRS-IASB. These terms are defined in this news release as excluding (after income taxes): 1) Restructuring and other like costs; 2) Income tax-related adjustments. For further analysis of the aforementioned items see Section 1.3 in the accompanying 2013 fourth quarter Management’s review of operations.

(5)       Free cash flow does not have any standardized meaning prescribed by IFRS-IASB. For definition and explanation, see Section 7.1 in the accompanying 2013 fourth quarter Management’s review of operations.

(6)       Sum of active wireless subscribers (excluding 222,000 Public Mobile subscribers), network access lines, total Internet subscribers and TELUS TV subscribers (IPTV and satellite TV). Effective with the second quarter of 2013 and on a prospective basis, machine-to-machine (M2M) subscriptions have been excluded from all subscriber-based measures. Cumulative subscribers include an April 1, 2013 opening balance adjustment to remove approximately 76,000 M2M subscriptions. Effective with the fourth quarter of 2013, and on a prospective basis, we have adjusted postpaid wireless subscribers to remove Mike subscriptions, as we have ceased marketing the Mike product and started to turn down the iDEN network. Cumulative subscriber connections include an October 1, 2013 adjustment to remove from the postpaid wireless subscriber base approximately 94,000 Mike subscribers representing those who, in our judgment, are unlikely to migrate to our new services.

“In 2013, the TELUS team once again successfully executed against our longstanding strategy of focused investment and innovation in advanced broadband technology and services coupled with an unwavering commitment to deliver exceptional client experiences,” said Darren Entwistle, TELUS President and CEO. “During the year, we earned 584,000 new wireless postpaid, TV, and high-speed Internet net additions, putting us in the rare position globally of profitably growing both our wireless and wireline segments. Most importantly, thanks to our customers’ first culture, clients are staying with us longer, as evidenced by our industry-low postpaid wireless monthly churn of 0.97 per cent, the lowest result in seven years, and strong loyalty in TV and Internet services. This in turn has contributed to strong financial performance, including a marked improvement in consolidated margin of 50 basis points due to continued profitable growth across our business and our ongoing focus on operational efficiency, and adjusted EPS growth of 22.5 per cent.”

Mr. Entwistle added, “Building on our robust operational momentum in both wireless and wireline, our 2014 financial targets reflect strong and profitable growth and cash flow generation, and will support continued investment in broadband wireline and wireless expansion as well as shareholder-friendly initiatives including our dividend growth and share purchase programs. Indeed, TELUS’ balance sheet gives us the unique ability to invest in our business for the long term whilst simultaneously returning significant amounts of cash to shareholders through our multi-year share purchase and dividend growth programs.”

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John Gossling, TELUS Executive Vice-President and CFO said, “Reflecting growth in data services in both wireless and wireline, our 2014 targets announced today reflect mid-single digit consolidated revenue and EBITDA growth. Earnings per share is targeted to increase by up to 21 per cent due to EBITDA growth and a reduction in shares outstanding from our share purchase programs.”

Mr. Gossling added, “With no debt maturities in 2014, combined with our strong credit ratings, over $2 billion of available liquidity, and a net debt to EBITDA ratio of 1.8 times, our balance sheet remains in a very strong position enabling us to return capital to shareholders while at the same time investing in our business for the future, including our participation in the 700 megahertz spectrum auction that began January 14, 2014.”

This news release contains statements about financial and operating performance of TELUS (the Company) and future events, including with respect to future dividend increases and normal course issuer bids through 2016 and the 2014 annual targets that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from that expressed in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and qualified by the assumptions (including assumptions for the 2014 annual guidance, semi-annual dividend increases through 2016, ability to sustain and complete multi-year share purchase programs through 2016), qualifications and risk factors referred to in the attached fourth quarter Management’s review of operations and Management’s discussion and analysis in the other 2013 quarterly reports, in the 2012 annual report, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance.

Operating Highlights

TELUS wireless

•                  Wireless network revenues increased by $56 million or 4.1 per cent to $1.43 billion in the fourth quarter of 2013, compared to the same period a year ago. This growth was driven by continued subscriber growth and higher blended ARPU as a result of ongoing smartphone adoption and data usage.

•                  Data revenue increased by $78 million or 14 per cent to $648 million, representing 45 per cent of wireless network revenue in the quarter. Data ARPU (excluding Public Mobile) increased by $2.88 or 11 per cent to $28.17. These increases were due to continued strong adoption and usage of smartphones and data applications, as well as higher roaming volumes.

•                  Blended ARPU (excluding Public Mobile) increased by 1.5 per cent to $61.86 as data ARPU growth more than offset the decline in voice ARPU. This is TELUS’ thirteenth consecutive quarter of year-over-year growth in blended ARPU.

•                 Monthly postpaid subscriber churn declined 15 basis points to 0.97 per cent — the lowest postpaid churn result in seven years. Blended monthly churn (excluding Public Mobile) was down 10 basis points to 1.41 per cent. TELUS’ industry-low churn reflects the Company’s successful customers first service approach, investments in customer retention and lower churn on smartphones.

•                  Postpaid net additions of 113,000 were partially offset by a loss of 22,000 lower-ARPU prepaid subscribers (excluding Public Mobile) for total net additions of 91,000, compared to 112,000 a year ago. The total wireless subscriber base (excluding Public Mobile) was up 1.8 per cent from a year ago to 7.8 million, while the proportion of high-value postpaid subscribers was 86 per cent of the base. Smartphone subscribers now represent 77 per cent of TELUS’ postpaid base, up from 66 per cent a year ago.

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•                  Reported wireless EBITDA increased by $26 million or 4.4 per cent to $592 million over last year due to network revenue growth and lower acquisition spending. The wireless EBITDA margin, based on total network revenue, increased by 10 basis points to 40.9 per cent. EBITDA excluding restructuring and other like costs increased by $34 million or six per cent to $604 million or 41.7 per cent on total network revenue.

•                  Wireless simple cash flow (EBITDA less capital expenditures) increased by $4 million to $379 million in the quarter due to higher EBITDA partially offset by increased broadband network investments.

TELUS wireline

•                  External wireline revenues increased by $45 million or 3.4 per cent to $1.36 billion in the fourth quarter of 2013, when compared with the same period a year ago. This growth was generated by increased data revenue, partially offset by declines in legacy voice revenues.

•                  Data service and equipment revenues increased by $81 million or 10.5 per cent, due primarily to strong growth in TELUS TV and high-speed Internet subscribers, combined with TV and high-speed Internet ARPU growth and revenue increases from enhanced data services, TELUS International and TELUS Health services.

•                  Total TV net additions of 38,000 were lower by 3,000 from the same quarter last year, while the total TV subscriber base of 815,000 increased by 137,000 or 20 per cent from a year ago.

•                  High-speed Internet net additions of 21,000 were 2,000 lower than the same quarter a year ago, while the TELUS’ high-speed subscriber base of 1.4 million is up 69,000 or 5.2 per cent from a year ago.

•                  Total network access lines declined by 4.5 per cent from a year ago to 3.25 million. Residential lines were down 7.0 per cent over last year, reflecting ongoing wireless and Internet substitution and competition. Business lines were down 1.7 per cent over last year, reflecting ongoing price-based competition in the small and medium business market and customer adoption of IP services.

•                  Reported wireline EBITDA of $359 million increased by $7 million or 2.1 per cent year over year, reflecting improving Optik TV and high-speed Internet margins helped by subscriber and ARPU growth, as well as ongoing operating efficiency initiatives. EBITDA excluding restructuring and other like costs increased by $13 million or 3.5 per cent to $380 million.

•                  Wireline simple cash flow (EBITDA less capital expenditures) decreased year-over-year by $27 million due to higher capital expenditures to support ongoing investments in broadband infrastructure, including connecting more homes and businesses directly to fibre optic cable, large enterprise service growth, investments in network and systems resiliency and reliability, as well as increased restructuring and other like costs.

TELUS sets 2014 financial targets

TELUS today announced 2014 financial targets that reflect continued execution of the Company’s long-standing and successful national growth strategy focused on wireless and data.

TELUS’ 2014 targets build on the strong results achieved in both wireless and wireline in 2013, including revenue and EBITDA growth in both operating segments of the business. TELUS plans to generate future growth through postpaid wireless net additions combined with ongoing smartphone adoption and upgrades, continued Optik TV and high-speed Internet subscriber growth, while assuming modest ARPU growth across these services.

These targets demonstrate the benefits of the Company’s ongoing major strategic network and service-related investments combined with customer-focused operational execution, which has resulted in revenue and profitability growth as well as strong free cash flow generation enabling TELUS to return significant amounts of capital to shareholders.

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	2014 Targets(1)	2013 Results	Growth

Consolidated
Revenues	$11.9 to $12.1 billion	$11.4 billion	4 to 6%

EBITDA(2)	$4.150 to $4.350 billion	$4.02 billion	3 to 8%

Basic earnings per share	$2.25 to $2.45	$2.02	11 to 21%

Capital expenditures(3)	Approx. $2.2 billion	$2.11 billion	-

Wireless
Network Revenue (external)	$5.9 to $6.0 billion	$5.6 billion	5 to 7%

EBITDA	$2.725 to $2.825 billion	$2.604 billion	4 to 8%

Wireline
Revenue (external)	$5.450 to $5.550 billion	$5.3 billion	3 to 5%

EBITDA	$1.425 to $1.525 billion	$1.414 billion	1 to 8%

(1)         Targets and growth rates in 2014 exclude Public Mobile.

(2)         Earnings before interest, taxes, depreciation and amortization (EBITDA) after restructuring costs. Total restructuring costs are estimated at approximately $75 million in 2014 ($98 million in 2013).

(3)         Capital expenditure targets and results exclude expenditures for spectrum licences.

For 2014, TELUS is targeting consolidated year-over-year revenue growth of between 4 and 6 per cent, while EBITDA is targeted to be higher by 3 to 8 per cent. Revenue and EBITDA should benefit from continued strong execution in wireless and wireline both driven by data services. Basic earnings per share (EPS) is targeted to be higher by 11 to 21 per cent, due to EBITDA growth combined with a reduction in shares outstanding reflecting our share purchase programs.

For wireless, network revenue is targeted to increase between 5 and 7 per cent in 2014 on the basis of modest growth in subscribers as well as modest ARPU growth due to increasing data usage and benefit of TELUS SharePlus data sharing plans. Subscriber loading should benefit from a Canadian wireless industry penetration gain of approximately one to two percentage points driven by postpaid growth. TELUS should continue to benefit from its 4G long-term evolution (LTE) network investments resulting in continued growth in data and roaming revenues and helping to offset lower voice revenue. Wireless EBITDA is targeted to be higher by between 4 and 8 per cent.

In wireline, revenue is targeted to increase between 3 and 5 per cent in 2014, as we assume continued data revenue growth from Optik TV and high-speed Internet, as well as from business services, partially offset by continued decreases in legacy voice revenues. Uniquely, the wireline EBITDA range is targeted to increase by 1 and 8 per cent. The Company assumes EBITDA improvements from Optik TV, high speed Internet, and business services, including TELUS Health, as well as ongoing efficiency initiatives, partially offset by the ongoing industry trend of revenue losses from higher-margin legacy voice services.

Consolidated capital expenditures in 2014 are targeted to increase modestly to approximately $2.2 billion, excluding the purchase of spectrum licences. The Company plans to continue investing in wireless capacity and network growth. TELUS intends to continue broadband infrastructure expansion and upgrades, including bringing fibre optic cable deeper into the network, to support Optik TV and high-speed Internet subscriber growth and faster Internet broadband speeds. Capital intensity as a percentage of consolidated revenue is targeted to be approximately 18 per cent.

The preceding disclosure respecting TELUS’ 2014 financial targets contains forward-looking information and is fully qualified by the ‘Caution regarding forward-looking statements’ at the beginning of the accompanying Management’s review of operations for the fourth quarter of 2013 and are based on management’s expectations and assumptions as set out in section 1.5 entitled ‘Financial and operating targets for 2014’ of such Management’s review of operations.

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Dividend Declaration

The TELUS Board of Directors has declared a quarterly dividend of 36 cents ($0.36) Canadian per share on the issued and outstanding Common Shares of the Company payable on April 1, 2014 to holders of record at the close of business on March 11, 2014.

This first quarter dividend represents a four cent or 12.5 per cent increase from the $0.32 quarterly dividend paid on April 1, 2013.

About TELUS

TELUS (TSX: T, NYSE: TU) is Canada’s fastest-growing national telecommunications company, with $11.4 billion of annual revenue and 13.3 million customer connections, including 7.8 million wireless subscribers, 3.3 million wireline network access lines, 1.4 million Internet subscribers and 815,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $350 million to charitable and not-for-profit organizations and volunteered 5.4 million hours of service to local communities since 2000. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

Media relations: Shawn Hall (604) 619-7913 shawn.hall@telus.com	Investor relations: Robert Mitchell (647) 837-1606 ir@telus.com

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings and 2014 targets news release, management’s review of operations, quarterly results and 2014 targets slides, audio and transcript of investor webcast call, supplementary financial information and our full 2012 annual report at telus.com/investors.

TELUS’ fourth quarter and 2014 targets conference call is scheduled for February 13, 2014 at 11 a.m. ET and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. A telephone playback will be available on February 13 until March 21 at 1-855-201-2300. Please use reference number 1148326# and access code 35175. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

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TELUS CORPORATION

Management’s review of operations

2013 Q4

Caution regarding forward-looking statements

This document contains forward-looking statements about expected future events and financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us or our refer to TELUS Corporation and where the context of the narrative permits or requires, its subsidiaries. Forward-looking statements include, but are not limited to, statements relating to annual targets, guidance and updates, our multi-year dividend growth program, our multi-year share purchase programs, and trends. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. By their nature, forward-looking statements are subject to inherent risks and uncertainties, and require us to make assumptions. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause future performance, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements, and reserve the right to change, at any time at our sole discretion, our current practice of updating annual targets and guidance. Annual targets for 2014 and related assumptions are described in Sections 1.4 and 1.5.

Factors that could cause actual performance to differ materially include, but are not limited to:

•                  Competition including: continued intense rivalry across all services among established telecommunications companies, advanced wireless services (AWS) entrants, cable-TV providers, other communications companies and emerging over-the-top (OTT) services; active price and brand competition; our ability to continue to retain customers through an enhanced customer service experience; network access line (NAL) losses; subscriber additions and retention volumes and associated costs for wireless, TV and high-speed Internet services; pressures on wireless average revenue per subscriber unit per month (ARPU) from promotional activity from competitors and market conditions, flat-rate pricing trends for voice and data, inclusive long distance plans for voice, and increasing availability of Wi-Fi networks for data; ability to obtain and offer content across multiple devices on wireless and TV platforms at a reasonable cost; and competition for wireless spectrum.

•                  Regulatory approvals and developments including: the federal government’s stated intention to further increase wireless competition, reduce roaming costs on wireless networks in Canada and require further unbundling of TV channels; the Competition Bureau’s recommendation to the Canadian Radio-television and Telecommunications Commission (CRTC) that it should implement remedies to provide more favourable roaming access terms to entrant service providers; future spectrum auctions (including limitations on incumbent wireless providers, advantages provided to foreign participants and the amount and cost of spectrum acquired); restrictions on the purchase, sale and transfer of spectrum licences; the outcome of the CRTC review of mandated wholesale services, including consideration of mandated competitor access to fibre-to-the-premise facilities; vertical integration by competitors into broadcast content ownership and timely and effective enforcement of regulatory safeguards; ongoing monitoring and compliance with restrictions on non-Canadian ownership of TELUS Common Shares; increased foreign control of certain AWS entrants; interpretation and application of tower sharing and roaming rules; conflicts between non-harmonized provincial consumer protection legislation and the new CRTC mandatory national Wireless Code of Conduct (the Wireless Code, or the Code), which came into effect on December 2, 2013; uncertainty around the outcome of the legal challenge to the retroactivity of the Wireless Code to contracts entered into between June 2012 and December 2, 2013; and a possible increase in or acceleration of costs of wireless customer acquisition and retention resulting from maximum two-year contracts required under the Code.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services; increasing numbers of households that have only wireless and/or Internet-based telephone services; continuation of wireless voice ARPU declines such as through substitution to messaging and OTT applications, such as Skype; substitution to Wi-Fi services from wireless services; and OTT IP services that may cannibalize TV and entertainment services.

•                  Technology including: subscriber demand for data that challenges wireless network and spectrum capacity, and service levels; reliance on systems and information technology; technology options, evolution paths and roll-out plans for wireline and wireless networks (including broadband initiatives, such as fibre to the home, and wireless small cell deployment); reliance on wireless network access agreements; choice of suppliers and suppliers’ ability to maintain and service their product lines; wireless handset supplier concentration and market power; the performance of long-term evolution (LTE) wireless technology; our spectrum deficiency in certain geographical areas and the need to obtain additional spectrum licences through auctions or from third parties; dependence of our rural LTE roll-out strategy, in a cost-efficient manner, on acquiring spectrum in the 700 MHz band; deployment and operation of new wireless networks and success of new products, new services and supporting systems; network reliability and change management (including migration risks to new, more efficient Internet data centres (IDCs) and realizing the expected benefits); timing of decommissioning of certain legacy wireline networks and services to reduce operating costs; timing of decommissioning of CDMA and iDEN wireless networks to redeploy spectrum and reduce operating costs, and the associated subscriber migration and retention risks; availability of resources and ability to build out adequate broadband capacity; and success of upgrades and evolution of TELUS TV® technology, which depend on third-party suppliers.

•                  Economic growth and fluctuations including: the strength and persistence of economic growth in Canada that may be influenced by economic developments outside of Canada; future interest rates; pension investment returns, funding and discount rates; and Canada: U.S. dollar exchange rates.

•                  Capital expenditure levels, including potential outlays for spectrum licences in spectrum auctions or from third parties, due to our wireless deployment strategy for LTE and future technologies, wireline broadband initiatives, subscriber demand for data, new IDC initiatives, and the Industry Canada wireless spectrum auction for the 700 MHz band, which may conclude in February 2014, and the 2,500-2,690 MHz bands, currently expected in April 2015.

•                  Financing and debt requirements including ability to carry out re-financing activities.

•                  Ability to sustain dividend growth program of circa 10% per annum through 2016 and ability to sustain and complete multi-year share purchase programs through 2016. These programs may be affected by factors such as regulatory and government decisions, competitive environment, reasonable economic performance in Canada, our earnings and free cash flow, and levels of capital expenditures and spectrum licence purchases. Quarterly dividend decisions are subject to our Board of Director’s (Board) assessment and determination based on the Company’s financial situation and outlook. Share purchase programs may be affected by the change in our intention to purchase shares, and the assessment and determination of our Board from time to time. Consequently, there can be no assurance that these programs will be maintained through 2016.

•                  Human resource matters including recruitment, retention and appropriate training in a highly competitive industry.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other like costs, without losing customer service focus or negatively impacting business operations. Initiatives include: our earnings enhancement program to drive improvements in earnings before interest, income taxes, depreciation and amortization (EBITDA) of $250 million by the end of 2015; business integrations; business process outsourcing; internal offshoring and reorganizations; procurement initiatives; and consolidation of real estate.

•                  Process risks including: reliance on legacy systems and ability to implement and support new products and services and business operations; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations; implementation of large enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers; our ability to successfully manage operations in foreign jurisdictions;  information security breaches, including data loss or theft; and real estate joint venture development risks.

•                  Tax matters including: tax law that may be subject to differing interpretation and the tax authority’s interpretation that may be different from ours; changes in tax laws including tax rates; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and international tax complexity and compliance.

•                  Business continuity events including:  our ability to maintain customer service and operate our networks in the event of human-caused threats such as electronic attacks and human errors; equipment failures; supply chain disruptions; natural disaster threats, epidemics and pandemics; and effectiveness of business continuity and disaster recovery plans and responses.

•                  Litigation and legal matters including ability to successfully defend class actions pending against us.

•                  Acquisitions or divestitures including ability to successfully integrate acquisitions or complete divestitures in a timely manner, and realizing expected strategic benefits.

•                  Health, safety and environmental developments and other risk factors discussed herein and listed from time to time in our reports and public disclosure documents including our annual report, annual information form, and other filings with securities commissions or similar regulatory authorities in Canada (on SEDAR at sedar.com) and in our filings with the U.S. Securities and Exchange Commission (SEC), including Form 40-F (on EDGAR at sec.gov). Section 10: Risks and risk management in our annual 2012 TELUS MD&A, as well as updates in Section 10 of our 2013 Q3 MD&A are incorporated by reference in this cautionary statement.

Management’s review of operations

February 13, 2014.

Contents

Section	Description
1. Introduction

1.1 Preparation of Management’s review of operations

1.2 The environment in which we operate

1.3 Consolidated highlights

1.4 Performance scorecard (key performance measures)

1.5. Financial and operating targets for 2014

2. Discussion of operations	2.1 General 2.2 Summary of quarterly results and trends 2.3 Consolidated operations 2.4 Wireless segment 2.5 Wireline segment
3. Changes in financial position
4. Liquidity and capital resources

4.1 Overview

4.2 Cash provided by operating activities

4.3 Cash used by investing activities

4.4 Cash provided (used) by financing activities

4.5 Liquidity and capital resource measures

4.6 Credit facilities

4.7 Sale of trade receivables

4.8 Credit ratings

4.9 Financial instruments, commitments and contingent liabilities

4.10 Outstanding share information

4.11 Transactions with related parties

5. Accounting policy developments
6. Risks and risk management
7. Definitions and reconciliations	7.1 Non-GAAP financial measures 7.2 Wireless operating indicators

1.              Introduction

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s review of operations.

1.1 Preparation of Management’s review of operations

The following sections are a discussion of the consolidated financial position and financial performance of TELUS for the three-month period and year ended December 31, 2013, and should be read together with the accompanying summary financial information. The generally accepted accounting principles (GAAP) we use are International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our use of the term IFRS in this Management’s review of operations is a reference to these standards. In our discussion, we also use certain non-GAAP financial measures, such as EBITDA, to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures in Section 7.1. All amounts are in Canadian dollars, unless otherwise specified.

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. This document was reviewed by the TELUS’ Audit Committee and approved by the TELUS’ Board of Directors for issuance on February 13, 2014.

1.2 The environment in which we operate

Economy

We estimate that economic growth in Canada was 1.7% in 2013, and will be 2.4% in 2014 and 2.6% in 2015, based on a composite of estimates from Canadian banks and other sources. The Bank of Canada’s January 2014 Monetary Policy Report estimated economic growth for Canada at 1.8% in 2013 and 2.5% in both 2014 and 2015. In addition, Statistics Canada’s Labour Force Survey reported the December 2013 national unemployment rate at 7.2% (7.1% reported in December 2012).

Regulation

The CRTC’s ongoing proceedings include: reviews of wireline wholesale services, wireless wholesale roaming rates, and paper bill charges; and achievement of basic service objective to all Canadians, especially those in high-cost serving areas. In addition, the federal government announced that it would be amending both the Telecommunications Act and the Radiocommunication Act to give the CRTC and Industry Canada the option to impose monetary penalties on companies that violate established rules, such as the Wireless Code and those related to the deployment of spectrum, services to rural areas and tower sharing.

Subsequent to December 31, 2013, Industry Canada’s 700 MHz spectrum auction commenced. As at the date of this Management’s review of operations, the spectrum auction had not concluded. Should we be a successful auction participant, we would expect to fund any 700 MHz spectrum licences awarded through a combination of issuance of TELUS Corporation commercial paper and cash on hand.

1.3 Consolidated highlights

Acquisition of Public Mobile Holdings Inc.

On November 29, 2013, we acquired 100% of Public Mobile Holdings Inc. (Public Mobile) for $229 million net of cash acquired. Public Mobile is a Canadian wireless communications operator focused on the Toronto and Montreal markets. The transaction was approved by Industry Canada in October 2013 and by the Competition Bureau in November 2013. The investment was made with a view to growing our wireless segment operations, including acquiring additional spectrum licences.

The contribution of Public Mobile to our financial results in the three-month period ended December 31, 2013 was to increase wireless revenues by $9 million, decrease wireless EBITDA by $10 million (including $8 million of restructuring and other like costs), and reduce Net income by $7 million or approximately one cent per share. All of the 222,000 Public Mobile subscribers at December 31, 2013, were prepaid subscribers.

Share purchase program

On December 12, 2013, the Toronto Stock Exchange (TSX) approved our normal course issuer bid (NCIB) to purchase and cancel up to 16 million of our Common Shares for up to $500 million in 2014. Such purchases will be made through the facilities of the TSX, the New York Stock Exchange (NYSE) and alternative trading platforms or otherwise as may be permitted by applicable securities laws and regulations during the period of January 2, 2014 to December 31, 2014. This represents approximately 2.6% of TELUS Common Shares outstanding at the date of the NCIB notice to the TSX, and Common Shares will be purchased only when and if we consider it advisable. Security holders may obtain copies of the notice filed with the TSX by contacting TELUS Investor Relations (IR@telus.com). Our Board of Directors believes such purchases are in the best interest of the Company and that such purchases constitute an attractive investment opportunity and desirable use of funds that should enhance the value of the remaining shares.

As part of the share purchase program, we have also entered into an automatic share purchase plan (ASPP) with a broker for the purpose of permitting us to purchase shares under our NCIB during internal blackout periods when we would not be permitted to trade in our shares, including regularly scheduled quarterly blackout periods. Such purchases will be at the sole discretion of the broker based on parameters established by TELUS prior to any blackout period, in accordance with the TSX rules, applicable securities laws and the terms of the agreement between the broker and TELUS. In January 2014, we purchased 590,400 Common Shares for cancellation under the ASPP for $22 million at an average price of $37.14 per share.

We currently intend to renew our NCIB in 2015 and 2016 in order to permit purchases of up to $500 million in each calendar year. Future NCIBs will be dependent on factors, such as our earnings and free cash flow, subject to our Board of Directors’ assessment and determination, and subject to obtaining regulatory approvals, including approval from the TSX. Also see Caution regarding forward-looking statements — ability to sustain and complete multi-year share purchase programs through 2016.

Consolidated highlights

	Fourth quarters ended December 31				Years ended December 31
($ millions, unless noted otherwise)	2013	2012	Change		2013	2012	Change
Consolidated statements of income
Operating revenues	2,948	2,851	3.4%		11,404	10,921	4.4%
Operating income (1)	490	440	11.4%		2,215	1,994	11.1%
Income before income taxes (1)	380	344	10.5%		1,768	1,620	9.1%
Net income (1)	290	263	10.3%		1,294	1,204	7.5%

Net income per equity share (1)(2)(3)
Basic (basic EPS) ($)	0.47	0.40	17.5%		2.02	1.85	9.2%
Diluted ($)	0.46	0.40	15.0%		2.01	1.84	9.2%
Dividends declared per equity share (2) ($)	0.36	0.32	12.5%		1.36	1.22	11.5%

Basic weighted-average equity shares (2) outstanding (millions)	623	652	(4.4)%		640	651	(1.7)%
Consolidated statements of cash flows
Cash provided by operating activities	726	703	3.3%		3,246	3,219	0.8%

Cash (used) by investing activities	(787)	(514)	(53.1)%		(2,389)	(2,058)	(16.1)%
Capital expenditures (excluding spectrum licences) (4)	(577)	(521)	(10.7)%		(2,110)	(1,981)	(6.5)%

Cash provided (used) by financing activities	365	(127)	n/m		(628)	(1,100)	42.9%
Other highlights
Subscriber connections (thousands) (5)					13,296	13,113	1.4%
EBITDA (1)(6)	951	918	3.6%		4,018	3,859	4.1%
Restructuring and other like costs included in EBITDA (6)	33	19	73.7%		98	48	104.2%
EBITDA —excluding restructuring and other like costs (6)	984	937	5.0%		4,116	3,907	5.3%
EBITDA margin excluding restructuring and other like costs (%) (7)	33.4	32.9	0.5	pts.	36.1	35.8	0.3	pts.
Free cash flow (6)	136	263	(48.3)%		1,051	1,331	(21.0)%
Net debt to EBITDA — excluding restructuring and other like costs (times) (1)(6)					1.8	1.7	0.1

Notations used in Management’s review of operations: n/a — Not applicable; n/m — Not meaningful; n/r — Not reported; pts. — Percentage points.

(1)         Figures for 2012 have been adjusted for retrospective application of accounting standard IAS 19 Employee benefits (2011). See Section 5.

(2)         Adjusted for the two-for-one stock split effective April 16, 2013 (see Section 4.10 Outstanding share information).

(3)         Equity shares: Common Shares since February 4, 2013; Common Shares and Non-Voting Shares prior to February 4, 2013. See Section 4.10.

(4)         Capital expenditures (excluding spectrum licences) include assets purchased, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, on the Consolidated statements of cash flows.

(5)         The sum of active wireless subscribers (excluding 222,000 Public Mobile subscribers), NALs, Internet access subscribers and TELUS TV subscribers (Optik TV™ subscribers and TELUS Satellite TV® subscribers), measured at the end of the respective periods based on information in billing and other systems. Effective with the second quarter of 2013 and on a prospective basis, wireless machine-to-machine (M2M) subscriptions have been excluded. Cumulative subscriber connections include an April 1, 2013 adjustment to remove approximately 76,000 M2M subscriptions. Effective with the fourth quarter of 2013, and on a prospective basis, we have adjusted postpaid wireless subscribers to remove Mike subscriptions, as we have ceased marketing the Mike product and started to turn down the iDEN network. Cumulative subscriber connections include an October 1, 2013 adjustment to remove from the postpaid wireless subscriber base approximately 94,000 Mike subscribers, representing those who, in our judgment, are unlikely to migrate to our new services.

(6)         See Section 7.1 Non-GAAP financial measures.

(7)         EBITDA — excluding restructuring and other like costs, as a percentage of Operating revenues.

Operating highlights

•                  Consolidated Operating revenues increased year over year by $97 million or 3.4% in the fourth quarter of 2013 and $483 million or 4.4% in the full year of 2013. Wireless data network revenue increased year over year by $78 million or 14% in the quarter and $343 million or 16% for the full year, as a result of subscriber growth and increased data usage. Wireline data revenues increased year over year by $81 million or 11% in the fourth quarter and $312 million or 11% for the full year due to growth in TV, Internet, business process outsourcing services and TELUS Health services, partly offset for the full year by a decrease in data equipment revenue due to lower business spending, including by governments, and a negotiated equipment sale in the third quarter of 2012. These increases in wireless and wireline data revenues were partly offset by ongoing declines in both wireless and wireline voice revenues.

Excluding Public Mobile, wireless monthly blended ARPU was $61.86 in the fourth quarter of 2013, up $0.91 or 1.5% from the fourth quarter of 2012. For the full year of 2013, monthly blended ARPU was $61.38, up $0.99 or

1.6% from 2012, driven by a change in subscriber mix and growth in data usage and roaming. Postpaid subscribers represent more than 86% of the total subscriber base at December 31, 2013.

•                  Our subscriber connection net additions were 119,000 in the fourth quarter of 2013 and 353,000 for the full year of 2013, excluding wireless prepaid subscribers acquired with Public Mobile in November 2013. During the 12-month period ended December 31, 2013, our subscriber connections increased by 183,000 inclusive of adjustments for wireless M2M subscriptions on April 1, 2013 and Mike subscriptions on October 1, 2013. This was composed of a 1.8% increase in wireless subscribers (excluding 222,000 subscribers acquired with Public Mobile), 20% growth in TV subscribers and 5.2% growth in high-speed Internet subscribers, partly offset by a 4.5% decline in total NALs.

Our postpaid wireless subscriber net additions were 113,000 in the fourth quarter of 2013 and 378,000 in the full year of 2013, as compared to postpaid subscriber net additions of 123,000 in the fourth quarter of 2012 and 414,000 for the full year of 2012. The decreases are a result of slower industry growth and intense competitive activity, partly offset by a change in the subscriber mix. Our churn rate remained low due to our customers first initiatives and retention efforts, which will continue to be our focus in 2014. Our monthly postpaid subscriber churn rates were 0.97% in the fourth quarter of 2013 and 1.03% in the full year of 2013, as compared to 1.12% in the fourth quarter of 2012 and 1.09% in the full year of 2012.

•                  EBITDA increased year over year by $33 million or 3.6% in the fourth quarter and $159 million or 4.1% for the full year, despite higher restructuring and other like costs. EBITDA excluding restructuring and other like costs increased year over year by $47 million or 5.0% in the fourth quarter and $209 million or 5.3% for the full year. These increases reflected wireless network revenue growth and flow through to EBITDA, as well as improving Optik TV service margins, net of approximately $7 million of costs and revenue impacts from severe flooding in Alberta in June 2013. Flooding costs were substantially all in the wireline segment.

EBITDA in the full year of 2012 also included a $7 million pre-tax gain net of equity losses for the TELUS Garden residential real estate partnership. We do not anticipate retaining an ownership interest in the TELUS Garden residential condominium after completion of construction.

•                  Operating income increased year over year by $50 million or 11% in the fourth quarter and $221 million or 11% for the full year. This resulted from increases in EBITDA, as well as lower total depreciation and amortization expenses, which decreased due to our continuing program of asset life studies and adjustments, net of growth in capital assets.

•                  Income before income taxes increased year over year by $36 million or 11% in the fourth quarter of 2013 and $148 million or 9.1% in the full year of 2013. Higher Operating income was partly offset by higher Financing costs resulting from our re-financing activities in 2013, including a $23 million prepayment premium expense before income taxes for the early redemption of Series CF Notes in May 2013.

•                  Income taxes increased year over year by $9 million or 11% in the fourth quarter of 2013 and $58 million or 14% in the full year of 2013, primarily reflecting higher pre-tax income. Income taxes in the full year of 2013 include a second quarter $22 million adjustment to revalue deferred income tax liabilities as a result of the increase in the B.C. provincial corporate income tax rate from 10% to 11% retroactive to April 1, 2013.

•                  Net income increased year over year by $27 million or 10% in the fourth quarter of 2013 and $90 million or 7.5% in the full year of 2013. Excluding restructuring and other like costs, the 2012 net gain related to the TELUS Garden residential real estate partnership, the May 2013 long-term debt prepayment premium and income tax-related adjustments, Net income increased approximately 13% year over year or $34 million in the fourth quarter of 2013 and $164 million in the full year of 2013.

Analysis of Net income

	Fourth quarters ended December 31		Years ended December 31
($ millions)	2013	2012	2013	2012
Net income	290	263	1,294	1,204
Add back (deduct):
Restructuring and other like costs, after income taxes	23	14	72	36
Gain net of equity losses related to TELUS Garden residential real estate partnership, after income taxes	—	—	—	(6)
Long-term debt prepayment premium, after income taxes	—	—	17	—
Unfavourable (favourable) income tax-related adjustments (see Section 2.2)	(12)	(10)	3	(12)
Net income excluding the above items	301	267	1,386	1,222

•                  Basic EPS increased year over year by seven cents or 17.5% in the fourth quarter of 2013 and 17 cents or 9.2% for the full year of 2013. The reduction in shares from our 2013 NCIB program contributed approximately two cents to EPS for the quarter and four cents for the full year. Excluding restructuring and other like costs, the 2012 net gain related to the TELUS Garden residential real estate partnership, the May 2013 long-term debt prepayment premium and income tax-related adjustments, our basic EPS increased year over year by approximately nine cents or 23% in the fourth quarter of 2013 and 29 cents or 16% in the full year of 2013.

Analysis of basic EPS

	Fourth quarters ended December 31		Years ended December 31
($)	2013	2012	2013	2012
Basic EPS	0.47	0.40	2.02	1.85
Add back (deduct):
Restructuring and other like costs after income taxes, per share	0.04	0.02	0.11	0.05
Gain net of equity losses related to TELUS Garden residential real estate partnership after income taxes, per share	—	—	—	(0.01)
Long-term debt prepayment premium after income taxes, per share	—	—	0.03	—
(Favourable) income tax-related adjustments, per share (see Section 2.2)	(0.02)	(0.02)	—	(0.02)
Basic EPS excluding the above items	0.49	0.40	2.16	1.87

•                  Dividends declared per equity share totalled $1.36 in 2013, up 11.5% from 2012. On February 12, 2014, the Board of Directors declared a quarterly dividend of 36 cents per share on the issued and outstanding Common Shares of the Company, payable on April 1, 2014, to shareholders of record at the close of business on March 11, 2014. The 36 cents per share dividend declared for the first quarter of 2014 reflects an increase of four cents or 12.5% from the first quarter dividend in 2013, consistent with our multi-year dividend growth program.

Liquidity and capital resource highlights

•                  Net debt to EBITDA — excluding restructuring and other like costs was 1.8 times at December 31, 2013, up from 1.7 times at December 31, 2012, as the increase in net debt was only partly offset by growth in EBITDA excluding restructuring and other like costs. The ratio remains within our long-term policy guideline of 1.5 to 2.0 times.

•                  Cash provided by operating activities increased year over year by $23 million in the fourth quarter of 2013 and $27 million in the full year of 2013, as a result of working capital changes and growth in EBITDA, which were largely offset by higher interest and income tax payments.

•                  Cash used by investing activities increased year over year by $273 million in the fourth quarter of 2013 and $331 million in the full year of 2013, mainly due to the acquisition of Public Mobile for $229 million net of cash acquired, increased capital expenditures and, for the full year, the purchase of spectrum licences from a third party in July 2013. Capital expenditures (excluding spectrum licences) increased year over year by $56 million in the quarter and $129 million during the year, mainly due to our continued focus on investment in wireline and wireless broadband infrastructure, network and system resiliency and reliability to support our ongoing customers first initiatives, large enterprise deals and to ready the network and systems for future retirement of legacy assets.

•                  Cash provided by financing activities was $365 million in the fourth quarter of 2013, which reflects the issuance of $800 million of long-term debt under our renewed shelf prospectus, net of dividend payments and the repayment of outstanding commercial paper. Cash used by financing activities for the full year of 2013 was $628 million, which reflects purchases of Common Shares under our 2013 NCIB, as well as increased dividend payments, partly offset by debt re-financing activities (see Section 4.4).

During 2013, we returned over $1.8 billion to shareholders including $852 million in dividends paid and $1.0 billion in share purchases.

•                  Free cash flow was $136 million in the fourth quarter of 2013 and $1,051 million in the full year of 2013, reflecting year over year decreases of $127 million for the quarter and $280 million for the full year. The decreases resulted mainly from higher income tax payments and higher capital expenditures (excluding spectrum licences), net of growth in EBITDA.

1.4 Performance scorecard (key performance measures)

In 2013, we achieved three of four original consolidated targets and achieved three of four original segment targets, which were announced on February 15, 2013. Our capital expenditures in 2013 exceeded the target as a result of our continued focus on investment in wireline and wireless broadband infrastructure, network and system resiliency and reliability to support our ongoing customers first initiatives, large enterprise deals and readying the network and systems for future retirement of legacy assets. Wireless revenues were below the low end of our target range due to lower equipment sales from lower gross activations, device mix, and to a lesser extent lower net additions, as well as a lower ARPU from the initial adoption of two-year contracts from customers optimizing their rate plan in the latter part of 2013. The latter effect is expected to reverse somewhat in 2014, as more of the subscriber base activates or renews on the two-year plans. These impacts were offset in wireless EBITDA by lower subscriber acquisition costs. The Public Mobile contribution to Consolidated financial results was an increase in wireless revenues of $9 million, a decrease in EBITDA of $10 million, and a reduction of approximately one cent in basic EPS, for the three-month period ended December 31, 2013.

We met our long-term financial objectives, policies and guidelines, including generally maintaining a minimum of $1.0 billion of unutilized liquidity and a Net debt to EBITDA — excluding restructuring and other like costs ratio in the range of 1.5 to 2.0 times. We also completed six targeted semi-annual dividend increases from 2011 to 2013. We announced an intention to target ongoing semi-annual dividend increases, with the annual increase of circa 10% through to the end of 2016, subject to our Board’s assessment and determination of our financial situation and outlook on a quarterly basis and our long-term dividend payout ratio guideline of 65 to 75% of prospective sustainable net earnings. There can be no assurance that we will maintain this dividend growth program. See Caution regarding forward-looking statements — Ability to sustain dividend growth program of circa 10% per annum through 2016.

The following scorecard compares TELUS’ performance to our original 2013 targets and also presents our 2014 targets. Our 2014 targets, plans and assumptions are fully qualified by the Caution regarding forward-looking statements at the beginning of Management’s review of operations.

Scorecard

2013 performance
	Actual results and growth	Original targets and growth and revised guidance (5)	Result	2014 targets and growth(6)
Consolidated
Revenues	$11.4 billion 4.4%	$11.4 to $11.6 billion 4 to 6%	✓	$11.9 to $12.1 billion 4 to 6%
EBITDA(1)(2)	$4.02 billion 4.1%	$3.95 to $4.15 billion 2 to 8%	✓	$4.150 to $4.350 billion 3 to 8%
Basic EPS(1)(3)	$2.02 9.2%	$1.90 to $2.10 3 to 14%	✓	$2.25 to $2.45 11 to 21%
Capital expenditures (4)	$2.11 billion 6.5%	Approx. $1.95 billion Revised November 8 to approx. $2.0 billion	X X	Approx. $2.2 billion
Wireless segment
Total revenue (external)	$6.1 billion 4.9%	$6.2 to $6.3 billion 6 to 8%	X
		Revised November 8 to $6.1 to $6.2 billion	✓	—
Network revenue (external)	$5.6 billion 5.1%	—	—	$5.9 to $6.0 billion 5 to 7%
EBITDA(1)(2)	$2.604 billion 5.9%	$2.575 to $2.675 billion 5 to 9%	✓	$2.725 to $2.825 billion 4 to 8%
Wireline segment
Revenue (external)	$5.3 billion 3.9%	$5.2 to $5.3 billion 2 to 4%	✓	$5.45 to $5.55 billion 3 to 5%
EBITDA(1)(2)	$1.414 billion 0.9%	$1.375 to $1.475 billion (2) to 5%	✓	$1.425 to $1.525 billion 1 to 8%

Met target ✓; Missed target X.

(1)         After application of the amended standard IAS 19 (2011).

(2)         See description in Section 7.1 Non-GAAP financial measures.

(3)         Adjusted for the two-for-one stock split effective April 16, 2013.

(4)         The capital expenditure targets and results exclude expenditures for spectrum licences.

(5)         Targets in 2013 and revised guidance for 2013 (November 8, 2013) excluded the effects of Public Mobile.

(6)         Targets and growth rates in 2014 exclude Public Mobile.

We made the following key assumptions when we announced the 2013 targets in February 2013.

Assumptions for 2013 targets and result

Quantitative assumptions:

•                  Wireless industry penetration of the Canadian market: Actual result is an estimated 1.8 percentage point increase; the assumption was a two to three percentage point increase resulting from intense competition and adoption and upgrade of smartphones, tablets and data applications. Industry growth was slower than in 2012, based on publicly reported information and our estimates for 2013.

•                  Pension plans: Total defined benefit pension plan expense was $161 million consisting of $108 million recorded in Employee benefits expense and $53 million recorded in Financing costs. The 2013 estimated expense was $160 million, including approximately $110 million recorded in Employee benefits expense and approximately $50 million recorded in Financing costs. Actual defined benefit pension plan funding was $198 million compared to the original estimate of approximately $195 million.

•                  Restructuring and other like costs: Actual result is $98 million. The assumption was revised on August 8, 2013, to approximately $100 million from approximately $75 million due to ongoing and incremental operational efficiency initiatives.

•                  Depreciation and amortization expenses: Actual result is $1.8 billion. The assumption was revised on August 8 to approximately $1.85 billion from approximately $1.9 billion. The actual result was lower than our assumptions due to adjustments resulting from our continuing program of asset life studies.

•                  Financing costs: The actual result is $447 million. The assumption was revised on August 8 to approximately $440 million from approximately $400 million due to our higher net debt outstanding and prepayment premium for early redemption of Notes in May 2013.

•                  Blended statutory income tax rate: The actual result is 26.1%. The assumption was revised on August 8 to a range of 25.5 to 26.5% as a result of the increase in the B.C. provincial corporate income tax rate. Our original assumption was a range of 25 to 26%.

•                  Cash income tax payments: The actual result is $438 million. The assumption was $390 million to $440 million.

Qualitative assumptions:

•                  Ongoing intense wireless and wireline competition in both consumer and business markets.

•                  Flat to higher wireless acquisition and retention expenses — confirmed, with these expenses in total increasing by 0.2%.

•                  Flat to slightly higher wireless blended ARPU — confirmed by the 1.6% increase.

•                  Wireline data revenue growth to be partially offset by the ongoing decline in legacy voice revenue — confirmed by data revenue growth of 11% offset by voice and other revenue decline of 5.2%, for net external wireline revenue growth of 3.9%.

•                  Planned capital expenditure level (excluding spectrum licences) impacted by ongoing investments to support wireless and wireline customer growth and technology enhancements.

1.5 Financial and operating targets for 2014

We expect future growth through postpaid wireless net additions, combined with ongoing smartphone adoption and upgrades, as well as continued Optik TV and high-speed Internet subscriber growth, with modest ARPU growth across these services.

For 2014, our targets exclude the impacts of Public Mobile. We have targeted consolidated revenues in the range of $11.9 to $12.1 billion, or growth of approximately 4 to 6%. Consolidated EBITDA is targeted in the range of $4.150 to $4.350 billion, or growth of approximately 3 to 8%. Revenue and EBITDA growth is expected to result from increases in wireless and wireline data services. Basic EPS is expected to be in the range of $2.25 to $2.45, or an increase of approximately 11% to 21% due to EBITDA growth, combined with a reduction in shares outstanding as a result of our NCIB programs. Separate from our targets, the integration of Public Mobile in 2014 is expected to have an impact to consolidated and wireless EBITDA and EPS. Consolidated and wireless EBITDA is expected to be negatively impacted by approximately $40 million, while EPS is expected to be negatively impacted by approximately six cents.

Wireless network revenue is targeted to be in the range of $5.9 to $6.0 billion in 2014, or an increase of approximately 5 to 7% due to modest growth in subscribers and modest growth in blended ARPU from increasing data usage. We estimate that the Canadian wireless market will grow in 2014, with a penetration gain of approximately one to two percentage points, similar to 2013. We expect growth in data and roaming revenues will offset lower voice revenue. Wireless EBITDA is targeted to $2.725 to 2.825 billion, or an increase of approximately 4 to 8%.

Wireline revenue is targeted to be in the range of $5.45 to $5.55 billion in 2014, or an increase of approximately 3 to 5%, reflecting continued data revenue growth from Optik TV and high-speed Internet services, as well as from business services, partially offset by continued decreases in legacy voice revenues. Wireline EBITDA is targeted to be in the range of $1.425 to $1.525 billion in 2014, or an increase of approximately 1 to 8%. We anticipate margin improvements from Optik TV services, large enterprise business services and efficiency initiatives, partially offset by the ongoing industry trend of revenue losses from higher-margin legacy voice services.

Consolidated capital expenditures in 2014 are targeted to be approximately $2.2 billion, excluding the purchase of spectrum licences. We plan to continue investing in wireless for 4G LTE expansion and upgrades. We intend to continue broadband infrastructure expansion and upgrades, including bringing fibre optic cable deeper into the network, to support Optik TV and high-speed Internet subscriber growth and faster Internet broadband speeds, as well as invest in network and system resiliency and reliability to support our ongoing customers first initiatives and ready the network and systems for future retirement of legacy assets.

Our long-term financial objectives, policies and guidelines are described in Section 1.4. Achievement of our 2014 targets is subject to risks and uncertainties, including, but not limited to competition, regulatory matters, financing and debt requirements, taxation matters, economic conditions, litigation and other factors noted in our Caution regarding forward-looking statements. The 2014 targets are based on many assumptions including:

Assumptions for 2014 targets

•      We estimate that economic growth in Canada will be 2.4% in 2014.

•      No material adverse regulatory rulings or government actions.

•      Wireless and wireline intense competition continues from 2013 in both consumer and business markets.

•                  Approximately one to two percentage point increase in wireless industry penetration of the Canadian market, similar to 2013.

•                  Ongoing subscriber adoption and upgrades of data-intensive smartphones at a rate consistent with 2013 levels (70 to 80% of postpaid gross additions), as customers want more mobile connectivity to the Internet.

•      Wireless revenue growth from higher postpaid subscriber loadings consistent with increased industry market penetration, as well as modest increase in blended ARPU resulting from increased data usage, including from increased use of shared data plans, and subscriber mix.

•      Flat to higher wireless acquisition and retention expenses, dependent on gross loadings and market pressures.

•      Growth in wireline data revenues from an increase in Optik TV and high-speed Internet subscribers, consistent with 2013, and a modest increase in average revenue per customer, as well as from growth in business services.

•                  Pension plans: Defined benefit pension plan expense of approximately $85 million recorded in Employee benefits expense and approximately $2 million recorded in employee defined benefit plans net interest in Financing costs; a 4.75% discount rate for employee defined benefit pension accounting purposes; and defined benefit pension plan funding of approximately $105 million.

•                  Restructuring and other like costs of approximately $75 million for continuing operational efficiency initiatives, with other margin enhancement initiatives to mitigate pressures from technological substitution and subscriber growth.

•                  Income taxes: Blended statutory income tax rate of 26.0 to 26.5% and cash income tax payments between $540 million and $600 million. Cash tax payments are increasing due to higher instalment payments based on 2013 income, the effect of Canadian federal government’s enacted policy change that eliminates the ability to defer income taxes through the use of different tax year-ends for operating partnerships and corporate partners, as well as lower recoveries.

•                  Continued investments in broadband infrastructure and for 4G LTE expansion and upgrades, and network and systems resiliency and reliability.

•                  Moderate weakening of the Canadian dollar to U.S. dollar exchange rate versus the average exchange rate in 2013.

2.              Discussion of operations

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the Management’s review of operations.

2.1 General

Our operating and reportable segments are wireless and wireline. Segmented information is regularly reported to our Chief Executive Officer (the chief operating decision maker).

2.2 Summary of quarterly results and trends

($ millions, except per share amounts)	2013 Q4	2013 Q3	2013 Q2	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1
Operating revenues	2,948	2,874	2,826	2,756	2,851	2,774	2,665	2,631
Operating expenses
Goods and services purchased	1,349	1,237	1,222	1,154	1,330	1,222	1,152	1,116
Employee benefits expense (1)	648	602	606	568	603	562	543	534
Depreciation and amortization	461	445	446	451	478	461	456	470
Total operating expenses	2,458	2,284	2,274	2,173	2,411	2,245	2,151	2,120
Operating income (1)	490	590	552	583	440	529	514	511
Financing costs (1)	110	109	132	96	96	96	96	86
Income before income taxes (1)	380	481	420	487	344	433	418	425
Income taxes (1)	90	125	134	125	81	110	119	106
Net income and Net income attributable to equity shares (1)	290	356	286	362	263	323	299	319
Net income per equity share (1)(2)
– Basic	0.47	0.56	0.44	0.56	0.40	0.49	0.46	0.49
– Diluted	0.46	0.56	0.44	0.55	0.40	0.49	0.46	0.49
Dividends declared per equity share (2)(3)	0.36	0.34	0.34	0.32	0.32	0.305	—	0.595
Cash provided by operating activities	726	1,084	707	729	703	965	788	763
Additional information
EBITDA (1)(4)	951	1,035	998	1,034	918	990	970	981
Restructuring and other like costs (4) included in EBITDA	33	15	39	11	19	3	13	13
EBITDA — excluding restructuring and other like costs (4)	984	1,050	1,037	1,045	937	993	983	994
Free cash flow (4)	136	365	192	358	263	426	284	358

(1)         Periods in 2012 have been adjusted for retrospective application of accounting standard IAS 19 Employee benefits (2011).

(2)         Adjusted for the two-for-one stock split effective April 16, 2013.

(3)         Dividends declared in 2012 Q1 include the first quarter dividend (29 cents per share paid April 2, 2012) and the second quarter dividend (30.5 cents per share paid July 3, 2012).

(4)         See Section 7.1 Non-GAAP financial measures.

Trends

The consolidated revenue trend continues to reflect: (i) year-over-year growth in wireless network revenue generated from a growing subscriber base and a higher data usage; (ii) wireless equipment revenue that has declined year over year in the last two quarters, but has generally increased year over year from increasing sales of higher value smartphones; and (iii) year-over-year growth in wireline data revenues driven by TV, Internet, business process outsourcing services and TELUS Health, which continues to exceed the decline in legacy wireline voice and other revenues.

Increasing wireless network revenue reflects growing data revenue (14% year-over-year growth in the fourth quarter and 16% in the full year of 2013, respectively), partly offset by declines in voice revenue (down 2.7% and 2.1% year-over-year in the fourth quarter and full year of 2013, respectively). Data revenue growth reflects increased data consumption driven by the proliferation of smartphones, tablets and other wireless devices, partly offset by increased use of data sharing plans. Data growth also reflects increased roaming revenues. Consequently, monthly blended ARPU has increased year over year for 13 consecutive quarters. Some moderation in the data ARPU growth trend results from competitive pressures driving bigger included-data buckets in rate plans, including data sharing, and an increasing number of unlimited messaging rate plans, as well as off-loading of data traffic to increasingly available Wi-Fi hotspots. In July 2013, we introduced new two-year wireless rate plans, which may impact future revenue trends and costs of acquisition and retention, including subscribers optimizing unlimited talk and text and shared data plans, and potentially increase the frequency that subscribers update their devices and services. As contracts signed before July 2013 expire and subscribers can only renew on the maximum two-year contracts, blended ARPU is expected to increase over time. However, the outcome is highly dependent on competitor and consumer behaviour, device selection and other factors.

Historically, there has been third and fourth quarter seasonality with respect to higher wireless subscriber additions, related acquisition costs and equipment sales, and higher retention costs due to contract renewals. These impacts can also be more pronounced around iconic device launches. Wireless EBITDA typically decreases in the fourth quarter due to increased competitive intensity and seasonal loading. Subscriber additions have usually been lowest in the first quarter. Historically, monthly wireless ARPU has risen sequentially in the second and third quarters due to increased vacation season usage and roaming, and declined sequentially in the fourth and first quarters.

The trend of increasing wireline data revenue reflects the continuing expansion of our TELUS TV subscriber base (up 20% in the 12-month period ended December 31, 2013) and increasing revenues per customer, as well as growth in enhanced data, Internet and business process outsourcing services. Growth in Internet revenues includes expansion of our high-speed Internet subscriber base (up 5.2% in the 12-month period ended December 31, 2013) as a result of bundling offers with Optik TV, as well as increasing revenue per customer. A general trend of declining wireline voice revenues and NALs is due to substitution to wireless and IP-based services and applications, as well as competition from VoIP service providers (including cable-TV competitors), resellers and facilities-based competitors. The general trend for business NALs is a decline due to increased competition in the small and medium business (SMB) market, as well as conversion of voice lines to IP and wireless services.

The trend in the Goods and services purchased expense reflects increasing content and support costs for the growing TELUS Optik TV subscriber base, as well as third and fourth quarter wireless expense seasonality described above.

The trend in Employee benefits expenses includes increased employee-related restructuring costs in 2013, compensation increases, individually immaterial business acquisitions and targeted hiring to support wireless growth.

The sequential decrease in depreciation and amortization in the first and second quarters of 2013 resulted from minor adjustments from our continuing program of asset life studies.

The Financing costs in 2013 reflect our second and fourth quarter re-financing activities. Notably, Financing costs in the second quarter of 2013 include a $23 million long-term debt prepayment premium. In addition, Financing costs for the eight periods shown include varying amounts of foreign exchange gains or losses and varying amounts of interest income, such as interest income from the settlement of prior years’ income tax-related matters of $10 million in the first quarter of 2012.

The trends in Net income and basic EPS reflect the items noted above, as well as adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, including any related after-tax interest on reassessments.

Income tax-related adjustments

	2013 Q4	2013 Q3	2013 Q2	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1
Net income impact ($ millions)	12	2	(22)	5	10	3	(11)	10
Basic EPS impact ($)	0.02	—	(0.03)	0.01	0.02	—	(0.02)	0.02

The trend in Cash provided by operating activities reflects growth in EBITDA, net of higher interest and income tax payments. The trend in free cash flow also reflects these factors, net of increasing capital expenditures (excluding spectrum licences) associated with our continued focus on investment in wireline and wireless broadband infrastructure, customer reliability, large enterprise deals and to ready the network and systems for future retirement of legacy assets.

2.3 Consolidated operations

Discussion of TELUS’ consolidated financial performance follows. Segmented discussion is provided in Section 2.4 Wireless segment, Section 2.5 Wireline segment and Section 4.3 Cash used by investing activities — capital expenditures.

Operating revenues

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2013	2012	Change	2013	2012	Change
Service	2,699	2,598	3.9%	10,601	10,079	5.2%
Equipment	229	236	(3.0)%	735	773	(4.9)%
Service and equipment revenues	2,928	2,834	3.3%	11,336	10,852	4.5%
Other operating income	20	17	17.6%	68	69	(1.4)%
	2,948	2,851	3.4%	11,404	10,921	4.4%

Consolidated Operating revenues increased year over year by $97 million in the fourth quarter of 2013 and $483 million in the full year of 2013.

•                  Service revenue increased year over year by $101 million in the fourth quarter of 2013 and $522 million in the full year of 2013, driven by wireless, TV and Internet subscriber growth and increasing data revenues, which were partly offset by declining wireless and wireline voice service revenues and declining wireline NALs.

•                  Equipment revenue decreased year over year by $7 million in the fourth quarter of 2013 and $38 million in the full year of 2013. Wireless equipment sales declined slightly year over year in the quarter due to lower gross subscriber additions, more subscribers supplying their own devices, and lower retention volumes, partly offset by a higher mix of smartphones. For the full year, wireless equipment sales were up slightly due to higher retention volumes and the higher mix of smartphones. Wireline equipment sales were flat in the quarter but declined in the full year of 2013 due to lower business spending, including by governments, as well as a significant negotiated equipment sale in the third quarter of 2012.

•                  Other operating income increased by $3 million year over year in the fourth quarter of 2013, mainly due to gains on investments. For the full year, it decreased year over year by $1 million, as gains on investments in 2013 were offset by lower government assistance and the prior year $7 million pre-tax gain, net of equity losses, related to the TELUS Garden residential real estate partnership.

Operating expenses

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2013	2012	Change	2013	2012	Change
Goods and services purchased (1)	1,349	1,330	1.4%	4,962	4,820	2.9%
Employee benefits expense (1)	648	603	7.5%	2,424	2,242	8.1%
Depreciation	347	373	(7.0)%	1,380	1,422	(3.0)%
Amortization of intangible assets	114	105	8.6%	423	443	(4.5)%
	2,458	2,411	1.9%	9,189	8,927	2.9%

(1) Includes restructuring and other like costs.

Operating expenses increased year over year by $47 million in the fourth quarter of 2013 and $262 million in the full year of 2013.

•                  Goods and services purchased increased year over year by $19 million in the fourth quarter of 2013 and $142 million in the full year of 2013. The increases reflect higher programming costs for TV services and higher network and support costs for the growing wireless subscriber base, partly offset by lower wireless marketing expenses. For the quarter, this was net of lower cost of goods sold associated with lower wireless equipment sales. For the full year, this was net of lower cost of goods sold associated with lower wireline equipment sales.

•                  Employee benefits expense increased year over year by $45 million in the fourth quarter of 2013 and $182 million in the full year of 2013, mainly due to higher compensation and benefit costs, increased restructuring costs for employee-related initiatives, and operations from individually immaterial acquisitions.

•                  Depreciation expense decreased year over year by $26 million in the fourth quarter of 2013 and $42 million in the full year of 2013. The decreases were mainly due to adjustments in 2013 and 2012, resulting from our continuing program of asset life studies, partly offset by growth in capital assets (such as broadband- and TV-related assets, the wireless LTE network and IDCs).

•                  Amortization of intangible assets increased year over year by $9 million in the fourth quarter of 2013 and decreased year over year by $20 million in the full year of 2013. The increase for the quarter primarily reflects growth in administrative and network software assets, and acquisitions. The decrease for the full year was due to prior-year adjustments resulting from our continuing program of asset life studies and an increase in fully amortized software assets, net of increases from new administrative and network software assets and acquisitions.

In December 2013, we carried out our annual impairment testing for intangible assets and goodwill. It was determined that there were no impairments.

Operating income

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2013	2012	Change	2013	2012	Change
Operating income	490	440	11.4%	2,215	1,994	11.1%

Operating income increased year over year by $50 million in the fourth quarter of 2013 and $221 million in the full year of 2013. Higher EBITDA contributed $33 million in the fourth quarter of 2013 ($26 million from wireless; $7 million from wireline) and $159 million in the full year of 2013 ($146 million from wireless; $13 million from wireline). Decreases in total depreciation and amortization expenses contributed $17 million in the quarter and $62 million for the full year.

Financing costs

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2013	2012	Change	2013	2012	Change
Interest expenses, excluding long-term debt prepayment premium	97	89	9.0%	380	355	7.0%
Long-term debt prepayment premium	—	—	—	23	—	n/m
Employee defined benefit plans net interest	14	10	40.0%	54	42	28.6%
Interest (income) and foreign exchange (gains)	(1)	(3)	66.7%	(10)	(23)	56.5%
	110	96	14.6%	447	374	19.5%

Financing costs increased year over year by $14 million in the fourth quarter of 2013 and $73 million in the full year of 2013. This resulted mainly from our re-financing activities in the second and fourth quarters of 2013, which increased our long-term debt outstanding and reduced near-term re-financing risk by extending our average term-to-maturity of long-term debt to 9.4 years at December 31, 2013, from 5.5 years one year earlier. Our weighted average interest rate on long-term debt (excluding commercial paper) was 5.00% at December 31, 2013, as compared to 5.27% one year earlier. For additional details, see Long-term debt issue and repayments in Section 4.4.

•                  Interest expenses increased year over year by $8 million in the fourth quarter of 2013 and $25 million in the full year of 2013, mainly due to the increase in long-term debt and repayment of low-rate commercial paper.

•                  Long-term debt prepayment premium is a $23 million expense before income taxes resulting from our redemption in May 2013 of $700 million of Series CF 4.95% Notes one year ahead of their original maturity.

•                  Employee defined benefit plans net interest is calculated for the periods in 2013 and 2012 based on the respective net defined benefit liabilities at December 31, 2012 and 2011, respectively. The increases in 2013 reflect an increase in the net defined benefit liability in 2012, which were only partly offset by the decrease in the discount rate. Employee defined benefit plans net interest in 2014 is expected to decrease to a nominal amount. This results from the net employee defined benefit pension plan deficit switching to a nominal surplus, due to strong returns in 2013 and the application of a higher discount rate at December 31, 2013, net of an increase in life expectancy assumptions.

•                  Interest income and foreign exchange gains fluctuate from period to period. Interest income was $8 million in 2013 (including $4 million from the settlement of prior years’ income tax-related matters), as compared to interest income of $15 million in 2012 (including $14 million from the settlement of prior years’ income tax-related matters). The balances of amounts were net foreign exchange gains.

Income taxes

	Fourth quarters ended December 31				Years ended December 31
($ millions, except tax rates)	2013	2012	Change		2013	2012	Change
Basic blended income tax at weighted average statutory income tax rates	99	88	12.5%		461	415	11.1%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	—	—	—		22	12	83.3%
Tax rate differential on, and consequential adjustments from, reassessments of prior years’ income tax issues	(12)	(8)	(50.0)%		(14)	(13)	(7.7)%
Other	3	1	n/m		5	2	150.0%
	90	81	11.1%		474	416	13.9%
Blended statutory tax rates (%)	26.1	25.8	0.3	pts.	26.1	25.7	0.4	pts.
Effective tax rates (%)	23.7	23.6	0.1	pts.	26.8	25.7	1.1	pts.

Basic blended income tax at weighted average statutory income tax rates increased year over year by $11 million in the fourth quarter of 2013 and $46 million in the full year of 2013, due to growth in pre-tax income and the increase in the B.C. provincial statutory income tax rate from 10% to 11% effective April 1, 2013. Revaluation of deferred income tax liabilities for the full year of 2013 resulted from the B.C. provincial corporate income tax rate increase in the second quarter of 2013, while for the full year of 2012, revaluation of deferred income tax liabilities resulted from the elimination of previously enacted reductions in Ontario provincial corporate income tax rates in the second quarter of 2012.

Comprehensive income

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2013	2012	Change	2013	2012	Change
Net income	290	263	10.3%	1,294	1,204	7.5%
Other comprehensive income (loss):
Items that may be subsequently reclassified to income	(2)	25	n/m	(9)	29	n/m
Item never subsequently reclassified to income — Employee defined benefit plans re-measurements	755	(454)	n/m	998	(286)	n/m
	1,043	(166)	n/m	2,283	947	141.1%

Comprehensive income increased year over year by $1.2 billion in the fourth quarter of 2013 and $1.3 billion in the full year of 2013, primarily due to employee defined benefit plans re-measurements resulting from strong returns on plan assets and an increase in the discount rate, net of an increase in life expectancy assumptions. Net income increased year over year by $27 million in the fourth quarter of 2013 and $90 million in the full year of 2013 (see Operating highlights in Section 1.3). Items that may be subsequently reclassified to income are composed of changes in unrealized fair value of derivatives designated as cash flow hedges, foreign currency translation adjustments arising from translating financial statements of foreign operations, and changes in the unrealized fair value of available-for-sale investments.

2.4 Wireless segment

Wireless operating indicators (excluding Public Mobile) (1)

At December 31	2013	2012	Change
Subscribers (1)(2) (000s)
Postpaid	6,751	6,543	3.2%
Prepaid	1,056	1,127	(6.3)%
Total	7,807	7,670	1.8%

Postpaid proportion of subscriber base (1)(2) (%)	86.5	85.3	1.2	pts.
HSPA+ population coverage (3) (millions)	34.9	34.3	1.7%
LTE population coverage (3) (millions)	28.8	23.9	20.5%

	Fourth quarters ended December 31				Years ended December 31
	2013	2012	Change		2013	2012	Change
Subscriber gross additions (1)(2) (000s)
Postpaid	291	324	(10.2)%		1,118	1,174	(4.8)%
Prepaid	127	131	(3.1)%		496	472	5.1%
Total	418	455	(8.1)%		1,614	1,646	(1.9)%
Subscriber net additions (1)(2) (000s)
Postpaid	113	123	(8.1)%		378	414	(8.7)%
Prepaid	(22)	(11)	(100.0)%		(71)	(83)	14.5%
Total	91	112	(18.8)%		307	331	(7.3)%
ARPU, per month (1)(4) ($)
Voice	33.69	35.66	(5.5)%		34.39	36.39	(5.5)%
Data	28.17	25.29	11.4%		26.99	24.00	12.5%
Blended	61.86	60.95	1.5%		61.38	60.39	1.6%
Churn, per month (1)(4) (%)
Blended	1.41	1.51	(0.10	)pts.	1.41	1.47	(0.06	)pts.
Postpaid	0.97	1.12	(0.15	)pts.	1.03	1.09	(0.06	)pts.
COA (5) per gross subscriber addition (1)(4) ($)	453	453	—%		400	408	(2.0)%
Retention spend to network revenue (1)(4) (%)	12.9	13.4	(0.5	)pts.	11.4	11.4	—	pts.

(1)         Where noted, wireless operating indicators exclude those of Public Mobile (acquired on November 29, 2013). Public Mobile had approximately 222,000 subscribers at December 31, 2013, all of which were prepaid subscribers.

(2)         Effective with the second quarter of 2013 and on a prospective basis, machine-to-machine (M2M) subscriptions have been excluded from all subscriber-based measures. Cumulative subscribers include an April 1, 2013, opening balance adjustment to remove approximately 76,000 M2M subscriptions. Effective with the fourth quarter of 2013, and on a prospective basis, we have adjusted postpaid wireless subscribers to remove Mike subscriptions, as we have ceased marketing the Mike product and started to turn down the iDEN network. Cumulative subscriber connections include an October 1, 2013 adjustment to remove from the postpaid wireless subscriber base approximately 94,000 Mike subscribers, representing those who, in our judgment, are unlikely to migrate to our new services.

(3)         Including network access agreements.

(4)         See Section 7.2 Wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

(5)         Cost of acquisition.

Operating revenues — wireless segment

	Fourth quarters ended December 31				Years ended December 31
($ millions)	2013	2012	Change		2013	2012	Change
Network revenues:
Voice	786	808	(2.7)%		3,172	3,241	(2.1)%
Data	648	570	13.7%		2,469	2,126	16.1%
Total network revenues	1,434	1,378	4.1%		5,641	5,367	5.1%
Equipment and other	151	155	(2.6)%		489	478	2.3%
External operating revenues	1,585	1,533	3.4%		6,130	5,845	4.9%
Intersegment network revenue	11	11	—%		47	41	14.6%
Total operating revenues (1)	1,596	1,544	3.4%		6,177	5,886	4.9%
Data revenue to network revenue (%)	45	41	4	pts.	44	40	4	pts.

(1) Includes $9 million Public Mobile revenues, composed of $7 million network revenues and $2 million of equipment and other revenues.

Wireless segment revenues increased year over year by $52 million or 3.4% in the fourth quarter of 2013 and $291 million or 4.9% in the full year of 2013, driven by growth in data network revenue, offset by a moderate decline in voice network revenue. Included in the total are Public Mobile’s network, equipment and other revenues of $9 million for the post-acquisition period from November 29 to December 31, 2013.

Network revenues from external customers increased year over year by $56 million in the fourth quarter of 2013 and $274 million in the full year of 2013.

•                  Voice network revenue, which includes $7 million from Public Mobile, decreased year over year by $22 million in the fourth quarter of 2013 and $69 million in the full year of 2013. Voice ARPU, excluding Public Mobile, was $33.69 in the fourth quarter of 2013 and $34.39 in the full year of 2013, reflecting year-over-year decreases of $1.97 or 5.5% in the quarter and $2.00 or 5.5% for the year. The decline in voice ARPU is due to the increased use of included-minute plans for both local and long distance calling, an increasing volume of mobile Internet connection devices and tablet subscriptions where there are no voice revenues, lower voice roaming prices, and an increased penetration of the lower ARPU Koodo brand, partly offset by increased roaming volumes and rate increases for minutes outside of plan limits.

•                  Data network revenue, which includes a nominal amount from Public Mobile, increased year over year by $78 million in the fourth quarter of 2013 and $343 million in the full year of 2013. The increases reflect subscriber growth and increased usage from high smartphone adoption rates, the expansion of coverage of our LTE network and continued growth in data roaming revenues due to increased roaming volumes. Data ARPU, excluding Public Mobile, was $28.17 in the fourth quarter of 2013 and $26.99 in the full year of 2013, reflecting year-over-year increases of $2.88 or 11% in the quarter and $2.99 or 12% for the year.

•                  Excluding Public Mobile, monthly blended ARPU was $61.86 in the fourth quarter of 2013 and $61.38 in the full year of 2013, reflecting a year-over-year increase of $0.91 or 1.5% in the quarter and $0.99 or 1.6% for the year. The increases were driven by a change in subscriber mix and growth in data usage and roaming, partly offset by a decline in voice ARPU and an increased penetration of the lower ARPU Koodo brand.

•                  Excluding Public Mobile, gross subscriber additions, were 418,000 in the fourth quarter reflecting a year-over-year decrease of 37,000, while gross additions were 1,614,000 in the full year of 2013, reflecting a year-over-year decrease of 32,000. Postpaid gross additions were 291,000 in the fourth quarter of 2013 and 1,118,000 in the full year of 2013, reflecting year-over-year decreases of 33,000 in the quarter and 56,000 for the year, due to slower market growth and continued competitive intensity. Prepaid gross additions were 127,000 in the fourth quarter of 2013 and 496,000 in the full year of 2013, reflecting a year-over-year decrease of 4,000 in the quarter and a year-over-year increase of 24,000 for the year. The decrease for the quarter reflects slower market growth and continued competitive intensity from lower entry rate of postpaid plans. The increase for the year reflects loading activity on Koodo brand prepaid services that were introduced in August 2012.

•                  Excluding Public Mobile, net subscriber additions were 91,000 in the fourth quarter and 307,000 in the full year of 2013, reflecting year-over-year decreases of 21,000 in the quarter and 24,000 for the year. Postpaid net additions were 113,000 in the fourth quarter of 2013 and 378,000 in the full year of 2013, reflecting year over year decreases of 10,000 in the quarter and 36,000 in the year. The decreases in postpaid net additions were due to factors described in gross subscriber additions, partly offset by lower subscriber churn and change in subscriber mix. Net reductions in prepaid subscribers were 22,000 in the fourth quarter of 2013 and 71,000 in the full year of 2013, as compared to reductions of 11,000 and 83,000 for the respective periods in 2012. Combined prepaid losses reflect conversions to postpaid services, as well as continued competitive intensity from lower entry cost of postpaid plans. The improvement for the year was primarily due to new subscribers attracted to Koodo brand prepaid services.

•                  Excluding Public Mobile, blended monthly wireless subscriber churn rates were 1.41% in both the fourth quarter of 2013 and the full year of 2013, as compared to 1.51% in the fourth quarter of 2012 and 1.47% in the full year of 2012. The improvement in blended churn resulted from our continuing customers first initiatives and Clear and Simple approach, which differentiate TELUS in an intensely competitive market, as well as from a greater percentage of postpaid clients in our subscriber base. Despite promotions from other incumbents and AWS entrants, our postpaid churn remained low at 0.97% in the fourth quarter of 2013 (1.12% in the fourth quarter of 2012), while our postpaid churn for the full year of 2013 was 1.03% (1.09% in 2012).

Equipment and other revenues, which include $2 million from Public Mobile, decreased year over year by $4 million in the fourth quarter of 2013 and increased year over year by $11 million in the full year of 2013. Lower equipment revenues in the quarter resulted mainly from the decrease in subscriber acquisition and retention volumes, partly offset by a greater proportion of smartphones in the sales mix. The increase for the full year resulted from higher retention volumes, as well as a greater proportion of smartphones in the sales mix, partly offset by lower gross loadings and the elimination of activation and renewal fees beginning in the fourth quarter of 2012.

•                  The smartphone adoption rate remained strong at 77% of postpaid gross additions in the fourth quarter of 2013 (76% in the fourth quarter of 2012). Smartphone subscribers represented 77% of the postpaid subscriber base at

December 31, 2013, as compared to 66% one year earlier. Smartphone subscribers generate significantly higher ARPU and have lower churn than those with messaging and voice-only devices, but have higher costs of acquisition and retention resulting from the large device subsidies for multiple-year contract sales or renewals. A higher smartphone mix is expected to continue to positively impact future data revenue growth, ARPU and churn rates, which increase expected lifetime revenue per customer.

Intersegment revenue in the wireless segment represents network services provided to the wireline segment. Such revenues are eliminated upon consolidation along with the associated expense in the wireline segment.

Operating expenses — wireless segment

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2013	2012	Change	2013	2012	Change
Goods and services purchased:
Equipment sales expenses	378	389	(2.8)%	1,279	1,257	1.8%
Network operating expenses	181	168	7.7%	707	674	4.9%
Marketing expenses	126	134	(6.0)%	423	431	(1.9)%
Other (1) (2)	140	126	11.1%	507	461	10.0%

Employee benefits expense (1)	179	161	11.2%	657	605	8.6%
Total operating expenses (2)	1,004	978	2.7%	3,573	3,428	4.2%

(1)         Includes restructuring and other like costs.

(2)         Includes Public Mobile-related expenses totalling $19 million. Of this amount, $8 million is restructuring and other like costs.

Wireless segment expenses increased year over year by $26 million in the fourth quarter of 2013 and $145 million in the full year of 2013. This includes Public Mobile operating expenses and related restructuring and other like costs totalling $19 million for the post-acquisition period from November 29 to December 31, 2013.

Equipment sales expenses, which include $3 million related to Public Mobile, decreased year over year by $11 million in the fourth quarter of 2013 and increased year over year by $22 million for the full year of 2013. The decrease for the quarter reflects lower subscriber acquisition and retention volumes, slightly offset by higher smartphone loadings. The increase for the full year was due to higher retention volumes, as well as an increase in the proportion of smartphones sold to new and existing customers.

•                  Retention costs as a percentage of network revenue were 12.9% in the fourth quarter of 2013 and 11.4% in the full year of 2013, as compared to 13.4% in the fourth quarter of 2012 and 11.4% in the full year of 2012. The year-over year decrease in the quarter was primarily due to decreased retention volumes, while for the full year retention volumes increased and network revenue growth kept pace with the rate of retention spend helped by increased data from retained subscribers.

•      COA per gross subscriber addition was $453 in the fourth quarter of 2013 and $400 for the full year of 2013, unchanged year over year for the quarter, while reflecting a year over year decrease of $8 for the full year. The decrease for the year was mainly due to promotional discipline and lower per-unit subsidy costs, partly offset by higher commissions due to a higher smartphone mix.

Network operating expenses, which include $4 million related to Public Mobile, increased year over year by $13 million in the fourth quarter of 2013 and $33 million in the full year of 2013. Growth in data roaming volumes and increases in operating costs associated with LTE network expansion and, for the full year, a one-time roaming-related settlement recovery in the second quarter of 2012, were partly offset by reduced roaming revenue-share rates and lower licensing costs.

Marketing expenses, which include a nominal amount related to Public Mobile, decreased year over year by $8 million in both the fourth quarter and full year of 2013. Overall, we reduced spending, due to lower commissions from reduced gross subscriber additions.

Other goods and services purchased increased year over year by $14 million in the fourth quarter of 2013 and $46 million in the full year of 2013, resulting from higher restructuring and other like costs associated with real estate consolidation and business acquisition activity, including $8 million related to Public Mobile, as well as higher external labour costs and higher administrative costs to support the growing subscriber base.

Employee benefits expense, which includes $3 million related to Public Mobile, increased year over year by $18 million in the fourth quarter of 2013 and $52 million in the full year of 2013, resulting from higher compensation and benefit costs, an increase in the number of full-time equivalent employees to provide customer service and technical support for a growing subscriber base and greater smartphone adoption.

EBITDA — wireless segment

	Fourth quarters ended December 31				Years ended December 31
($ millions, except margins)	2013	2012	Change		2013	2012	Change
EBITDA (1)	592	566	4.4%		2,604	2,458	5.9%
Restructuring and other like costs included in EBITDA(2)	12	4	n/m		30	13	130.8%
EBITDA excluding restructuring and other like costs	604	570	6.0%		2,634	2,471	6.6%
EBITDA margin (%)	37.0	36.7	0.3	pts.	42.1	41.8	0.3	pts.
EBITDA to total network revenue (3) (%)	40.9	40.8	0.1	pts.	45.8	45.4	0.4	pts.
EBITDA excluding restructuring and other like costs, to total network revenue (%)	41.7	41.1	0.6	pts.	46.3	45.7	0.6	pts.

(1)         Includes negative $10 million EBITDA impact of Public Mobile in the fourth quarter and full year of 2013.

(2)         Includes $8 million related to Public Mobile.

(3)         Total network revenue includes intersegment network revenue.

Wireless EBITDA increased year over year by $26 million or 4.4% in the fourth quarter of 2013 and $146 million or 5.9% in the full year of 2013. Wireless EBITDA excluding Public Mobile was $602 million for the fourth quarter of 2013 and $2,614 million for the full year 2013, or an increase of 6.4% for the quarter and 6.3% for the full year. Wireless EBITDA excluding restructuring and other like costs increased year over year by $34 million or 6.0% in the fourth quarter of 2013 and $163 million or 6.6% in the full year of 2013. The increases reflect network revenue growth and increased flow-through of network revenue to EBITDA, despite higher data roaming costs and higher labour costs to support a larger subscriber base.

2.5 Wireline segment

Wireline operating indicators

At December 31 (000s)	2013	2012	Change
High-speed Internet subscribers	1,395	1,326	5.2%
TELUS TV subscribers	815	678	20.2%
Network access lines (NALs):
Residential	1,643	1,767	(7.0)%
Business	1,611	1,639	(1.7)%
Total NALs	3,254	3,406	(4.5)%

	Fourth quarters ended December 31			Years ended December 31
(000s)	2013	2012	Change	2013	2012	Change
High-speed Internet subscriber net additions	21	23	(8.7)%	69	84	(17.9)%
TELUS TV subscriber net additions	38	41	(7.3)%	137	169	(18.9)%
Net NAL losses:
Residential	(25)	(35)	(28.6)%	(124)	(148)	(16.2)%
Business	(5)	(7)	(28.6)%	(28)	(39)	(28.2)%
Total NALs	(30)	(42)	(28.6)%	(152)	(187)	(18.7)%

Operating revenues — wireline segment

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2013	2012	Change	2013	2012	Change
Service and equipment revenues:
Data service and equipment	851	770	10.5%	3,208	2,896	10.8%
Voice local service	323	352	(8.2)%	1,335	1,416	(5.7)%
Voice long distance service	96	103	(6.8)%	400	425	(5.9)%
Other service and equipment	75	76	(1.3)%	267	272	(1.8)%
Total service and equipment revenues	1,345	1,301	3.4%	5,210	5,009	4.0%
Other operating income	18	17	5.9%	64	67	(4.5)%
External operating revenues	1,363	1,318	3.4%	5,274	5,076	3.9%
Intersegment revenue	43	43	—%	169	170	(0.6)%
Total operating revenues	1,406	1,361	3.3%	5,443	5,246	3.8%

Total wireline segment revenues increased year over year by $45 million or 3.3% in the fourth quarter of 2013 and $197 million or 3.8% in the full year of 2013, driven by continued growth in data revenue, partly offset by ongoing declines in legacy voice revenues.

Service and equipment revenues increased year over year by $44 million in the fourth quarter of 2013 and $201 million in the full year of 2013.

•                  Data service and equipment revenues increased year over year by $81 million in the fourth quarter of 2013 and $312 million in the full year of 2013 primarily due to: (i) growth in TELUS TV revenues resulting from 20% subscriber growth over the prior 12 months and higher revenue per customer; (ii) increased Internet and enhanced data service revenues due to a 5.2% increase in high-speed Internet subscribers over the prior 12 months, higher revenue per customer and business service growth; (iii) growth in international business process outsourcing services provided to business customers; (iv) growth in TELUS Health revenues; and (v) an increase in data equipment sales in the quarter. These increases were partly offset by declines in videoconferencing revenues, combined with a decrease in data equipment sales for the full year largely due to lower business spending, including by governments, as well as a negotiated equipment sale in the third quarter of 2012.

•                  Net additions of high-speed Internet subscribers and TELUS TV subscribers for the fourth quarter and full year of 2013 declined slightly from the same periods in 2012, as market growth slows. Continued focus on expanding our addressable Optik TV and high-speed Internet footprint, combined with bundling these services together, have resulted in a combined subscriber growth of more than 10% for the full year.

•                  Voice local service revenue decreased year over year by $29 million in the fourth quarter of 2013 and $81 million in the full year of 2013. The ongoing decline in legacy revenues resulted from the 4.5% decline in NALs over the prior 12 months. As well, the fourth quarter of 2013 no longer benefits from certain rate increases implemented more than a year ago.

•                  Residential NAL losses in the fourth quarter and full year of 2013 reflect the ongoing trend of substitution to wireless and Internet-based services, including losses to competitors. The year-over-year reduction in NAL losses of 10,000 for the quarter and 24,000 for the year reflects our continuing customers first initiatives aimed at improving customer experience and increasing their likelihood to recommend TELUS, as well as prior year losses in the first quarter of 2012 from heavily discounted promotions by Shaw Communications in B.C. and Alberta.

•                  Business NAL losses continue to reflect technological substitution and increased competition in the small and medium business sector, but have moderated, reflecting our efforts to improve the customer experience and growth in the resource industry. Business NAL losses in the fourth quarter and full year of 2013 improved by 2,000 and 11,000, respectively, when compared to the same periods in 2012.

•                  Voice long distance service revenue decreased year over year by $7 million in the fourth quarter of 2013 and $25 million in the full year of 2013, due to ongoing technological substitution to wireless and Internet-based services, competition and losses of local subscribers, partly offset by certain rate increases in the first quarter of 2013.

•                  Other service and equipment revenues decreased year over year by $1 million in the fourth quarter of 2013 and $5 million in the full year of 2013, mainly due to lower sales of voice equipment.

Other operating income increased by $1 million year over year in the fourth quarter of 2013, mainly due to gains on investments. For the full year, it decreased year over year by $3 million, as gains on investments in 2013 were offset by lower government assistance and the prior year $7 million pre-tax gain, net of equity losses, related to the TELUS Garden residential real estate partnership.

Intersegment revenue represents services provided to the wireless segment. Such revenue is eliminated upon consolidation together with the associated expenses in both segments.

Operating expenses — wireline segment

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2013	2012	Change	2013	2012	Change
Goods and services purchased (1)	578	567	1.9%	2,262	2,208	2.4%
Employee benefits expense (1)	469	442	6.1%	1,767	1,637	7.9%
Total operating expenses	1,047	1,009	3.8%	4,029	3,845	4.8%

(1) Includes restructuring and other like costs.

Total wireline operating expenses increased year over year by $38 million in the fourth quarter of 2013 and $184 million in the full year of 2013.

Goods and services purchased increased year over year by $11 million in the fourth quarter of 2013 and $54 million in the full year of 2013, mainly due to increased programming costs for TELUS TV services. For the full year, these increases were partly offset by a lower equipment cost of sales due to lower business spending, including by governments, and a negotiated sale in the third quarter of 2012.

Employee benefits expense increased year over year by $27 million in the fourth quarter of 2013 and $130 million in the full year of 2013 due to higher compensation and benefit costs, increased restructuring costs for employee-related initiatives and the expansion of business process outsourcing services for business customers, partly offset by higher capitalization of labour and a decrease in domestic full-time equivalent staff over the prior 12 months resulting from our efficiency initiatives. Restructuring and other like costs included in Employee benefits expense were $16 million in the fourth quarter of 2013 and $62 million in the full year of 2013, as compared to $12 million in the fourth quarter of 2012 and $29 million in the full year of 2012, increases of $4 million and $33 million, respectively.

EBITDA — wireline segment

	Fourth quarters ended December 31				Years ended December 31
($ millions, except margins)	2013	2012	Change		2013	2012	Change
EBITDA	359	352	2.1%		1,414	1,401	0.9%
Restructuring and other like costs included in EBITDA	21	15	40.0%		68	35	94.3%
EBITDA excluding restructuring and other like costs	380	367	3.5%		1,482	1,436	3.2%
EBITDA margin (%)	25.6	25.9	(0.3	)pts.	26.0	26.7	(0.7	)pts.
EBITDA margin excluding restructuring and other like costs (%)	27.0	27.0	—	pts.	27.2	27.4	(0.2	)pts.

Wireline EBITDA increased year over year by $7 million in the fourth quarter of 2013 and $13 million in the full year of 2013, while EBITDA excluding restructuring and other like costs increased year over year by $13 million in the fourth quarter of 2013 and $46 million in the full year of 2013. This resulted from improving high-speed Internet and TELUS TV revenues due to subscriptions coming off of introductory rates, subscriber growth and certain rate increases, as well as savings from our operational efficiency initiatives, net of higher TV programming costs and the one-time impact of severe flooding in Southern Alberta in June 2013 ($7 million). EBITDA margins, excluding restructuring and other like costs, were relatively flat as growth in lower margin data services, such as TELUS TV, offset declines in higher margin legacy voice services.

3.              Changes in financial position

Financial position at:	Dec. 31,	Dec. 31,			Changes during the year ended December 31, 2013,
($ millions)	2013	2012	Changes		include:
Current assets
Cash and temporary investments, net	336	107	229	n/m	See Section 4 Liquidity and capital resources.
Accounts receivable	1,461	1,541	(80)	(5)%	A decrease in days outstanding in wireless and wireline receivables, and refunds of commodity taxes
Income and other taxes receivable	32	25	7	28%	An increase in investment tax credits receivable
Inventories	326	350	(24)	(7)%	A decrease in wireless handsets and accessories on hand, partially offset by an increase in the average handset cost
Prepaid expenses	168	178	(10)	(6)%	A decrease in prepaid amounts for the Kamloops IDC and a reclassification of share conversion costs to Common equity, partly offset by an increase in maintenance contracts
Derivative assets	6	9	(3)	(33)%	Fair value adjustments related to operational hedges and hedges of restricted share units.
Current liabilities
Short-term borrowings	400	402	(2)	—%	Amounts in both periods include $400 million received by TELUS from an arm’s-length securitization trust in respect of securitized trade receivables (see Section 4.6)
Accounts payable and accrued liabilities	1,735	1,511	224	15%	A $75 million accrued liability for our 2014 NCIB program, as well as increases in TV content costs, interest payable and payroll and other employee-related liabilities
Income and other taxes payable	102	102	—	—%	Current income tax expense in 2013, offset by instalment payments and accruals for investment tax credits and interest
Dividends payable	222	208	14	7%	An increase in the dividend rate was partly offset by a decrease in shares outstanding as a result of our 2013 NCIB program
Advance billings and customer deposits	729	703	26	4%	An increase from wireline subscriber growth and advance billings to wireless dealers
Provisions	110	49	61	124%	Recording of Public Mobile acquisition-related provisions, as well as restructuring accruals exceeding restructuring payments in 2013
Current maturities of long-term debt	—	545	(545)	(100)%	Repayment of $300 million of TELUS Corp. Notes that matured in June and net repayments of $245 million of commercial paper outstanding at December 31, 2012
Current derivative liabilities	1	—	1	n/m	—
Working capital (Current assets subtracting Current liabilities)	(970)	(1,310)	340	26%	Increased Cash and temporary investments and repayment of current maturities of long-term debt facilitated by long-term debt issues, net of increased Accounts payable and accrued liabilities.

Financial position at:	Dec. 31,	Dec. 31,			Changes during the year ended December 31, 2013,
($ millions)	2013	2012	Changes		include:
Non-current assets
Property, plant and equipment, net	8,428	8,165	263	3%	See Capital expenditures in Section 4.3 Cash used by investing activities and Depreciation in Section 2.3
Intangible assets, net	6,531	6,181	350	6%

See Capital expenditures in Section 4.3 Cash used by investing activities and Amortization of intangible assets in Section 2.3. Included in the balances are spectrum licences of $5,168 million for 2013, including Public Mobile, and $4,876 million for 2012

Goodwill, net	3,737	3,702	35	1%	Acquisitions of Public Mobile, an EMR provider and several smaller entities
Real estate joint ventures	11	11	—	—%	See Transactions between related parties in Section 4.11
Other long-term assets	530	176	354	n/m

A pension asset reclassification from Other long-term liabilities as a result of plan asset returns creating an overall nominal surplus in the aggregate pension plans, and a receivable from the TELUS Garden real estate joint venture, net of fair value adjustments for available-for-sale financial assets.

Non-current liabilities
Provisions	219	222	(3)	(1)%	A decrease in asset retirement obligations net of additions for the Public Mobile acquisition
Long-term debt	7,493	5,711	1,782	31%

Public issue of $1.7 billion of Notes in two series, on April 1, early redemption of $700 million of Notes in May and public issue of $800 million of Notes in two series on November 26. See Section 4.4 Cash provided (used) by financing activities

Other long-term liabilities	649	1,682	(1,033)	(61)%	A decrease in pension and post-retirement liabilities resulting from returns on plan assets, funding and an increase in discount rate
Deferred income taxes	1,891	1,624	267	16%	Deferred income tax expense arising from increases in temporary differences and revaluation of the deferred income tax liability for the B.C. provincial income tax rate increase.
Owners’ equity
Common equity	8,015	7,686	329	4%

Net income of $1,294 million and Other comprehensive income of $989 million, net of dividend declarations of $866 million, 2013 NCIB purchases of $1.0 billion and the $75 million liability for the automatic share purchase plan commitment pursuant to the 2014 NCIB.

4.              Liquidity and capital resources

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the Management’s review of operations.

4.1 Overview

Cash provided by operating activities was supplemented in the fourth quarter of 2013 by debt issues. For the full year of 2013 and 2012, Cash provided by operating activities significantly exceeded Cash used by investing activities.

Cash flows

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2013	2012	Change	2013	2012	Change
Cash provided by operating activities	726	703	3.3%	3,246	3,219	0.8%
Cash (used) by investing activities	(787)	(514)	(53.1)%	(2,389)	(2,058)	(16.1)%
Cash provided (used) by financing activities	365	(127)	n/m	(628)	(1,100)	42.9%
Increase in cash and temporary investments, net	304	62	n/m	229	61	n/m
Cash and temporary investments, net, beginning of period	32	45	(28.9)%	107	46	132.6%
Cash and temporary investments, net, end of period	336	107	n/m	336	107	n/m

4.2 Cash provided by operating activities

Cash provided by operating activities increased by $23 million in the fourth quarter of 2013 and $27 million in the full year of 2013, when compared to the same periods in 2012.

Analysis of changes in cash provided by operating activities

($ millions)	Fourth quarter	Full year
Cash provided by operating activities, three-month period and year ended December 31, 2012	703	3,219
Year-over-year changes:
Higher EBITDA (see Section 2.4 Wireless segment and Section 2.5 Wireline segment)	33	159
Lower restructuring disbursements net of restructuring costs	8	13
Higher employee defined benefits plans expense	1	5
Lower (higher) employer contributions to defined benefit plans	1	(27)
Higher interest paid, including $23 million long-term debt prepayment premium in May 2013	(5)	(27)
Lower interest received	—	(9)
Higher income taxes paid, net of recoveries received	(107)	(288)
Other operating working capital changes	92	201
Cash provided by operating activities, three-month periods and year ended December 31, 2013	726	3,246

•                  Income taxes paid net of recoveries received increased year over year due to larger instalment payments resulting from a higher tax instalment base, lower income tax recoveries in 2013, and for the full year, a larger final payment in respect of preceding year income taxes made in the first quarter.

•                  Other operating working capital changes for the fourth quarter included a lower investment in Inventories in the fourth quarter of 2013 as compared to the same period in 2012, as well as comparative decreases in Prepaid expenses. Other working capital changes for the full year included decreases in Inventories, Prepaid expenses and Accounts receivable in the year ended December 31, 2013. (See Section 3 Changes in financial position).

4.3 Cash used by investing activities

Cash used by investing activities increased by $273 million in the fourth quarter of 2013 and $331 million in the full year of 2013, when compared to the same periods in 2012.

•                  In the third quarter of 2013, we purchased spectrum licences from a third party for $67 million after receiving approval from Industry Canada.

•                  In 2013, we made several business acquisitions and related investments, including Public Mobile for $229 million net of cash acquired, which complement our existing lines of business, and totalled $229 million and $261 million in the fourth quarter and full year, respectively. This compares to $5 million and $53 million in the fourth quarter and full year of 2012, respectively.

•                  Our advances and contributions to real estate joint ventures, net of receipts, were $8 million in the fourth quarter of 2013 and $23 million for the full year of 2013, as compared to $6 million in the fourth quarter of 2012 and $26 million in the full year of 2012.

•      In 2013, we received proceeds of $5 million and $12 million in the fourth quarter and full year, respectively, from the sale of portfolio investments, while for the full year of 2012 we received proceeds of $20 million from the sale of land and investments, including $14 million from foreign assets.

•                  Cash payments for capital assets (excluding spectrum licences) increased by $58 million year over year in the fourth quarter of 2013 and $85 million year over year for the full year of 2013, when compared to the same periods in 2012. This was composed of:

•                  Year-over-year increases in capital expenditures of $56 million in the fourth quarter of 2013 and $129 million in the full year of 2013, reflecting increases in capital intensity, as discussed further below.

•                  Changes in working capital to reflect payment timing differences in respect of capital expenditures.

•                  Net effects in asset retirement obligations included in capital expenditures.

Capital expenditure measures

	Fourth quarters ended December 31				Years ended December 31
($ millions)	2013	2012	Change		2013	2012	Change
Capital expenditures (excluding spectrum licences) (1):
Wireless segment	213	191	11.5%		712	711	0.1%
Wireline segment	364	330	10.3%		1,398	1,270	10.1%
	577	521	10.7%		2,110	1,981	6.5%
EBITDA less capital expenditures (excluding spectrum licences) (2)	374	397	(5.7)%		1,908	1,878	1.6%
Wireless segment capital intensity (%)	13	12	1	pt.	12	12	—
Wireline segment capital intensity (%)	26	24	2	pts.	26	24	2	pts.
Consolidated capital intensity (2) (%)	20	18	2	pts.	19	18	1	pt.

(1)             Capital expenditures include assets purchased, but not yet paid for, and therefore differ from Cash payments for capital assets, as presented on the Consolidated statements of cash flows.

(2)             See calculation and description in Section 7.1 Non-GAAP financial measures.

•                  Wireless capital expenditures increased year over year by $22 million in the fourth quarter of 2013 and $1 million in the full year of 2013. The increases were due to investments in expanded coverage, enhanced capacity, supporting systems and backhaul facilities of our networks, partly offset by lower expenditures resulting from the accelerated 4G LTE network build-out in 2012 and wireless segment investments in the opening of two IDCs (one in 2012 and one in 2013). Wireless capital intensity was 12% for the full year of 2013 and 2012.

The wireless cash flow proxy (EBITDA less capital expenditures) was $379 million in the fourth quarter of 2013, as compared to $375 million in the fourth quarter of 2012, for an increase of $4 million or 1.1%. The cash flow proxy was $1,892 million in the full year of 2013 as compared to $1,747 million in the full year of 2012, reflecting an increase of $145 million or 8.3%. These increases were due to higher EBITDA, partly offset by higher capital expenditures.

•                  Wireline capital expenditures increased year over year by $34 million in the fourth quarter of 2013 and $128 million in the full year of 2013. The increases were due to ongoing investments in broadband infrastructure, including connecting more homes and businesses directly with fibre optic cable, large enterprise service growth, as well as investments in network and systems resiliency and reliability, which were partly offset by lower wireline segment investments in the opening of two IDCs (one in 2012 and one in 2013). Our investments in broadband infrastructure support TV and high-speed Internet subscriber growth and faster Internet speeds, as well as extend the reach of our TELUS Health solutions. In addition, we are investing in additional functionality to administrative, client care and service delivery systems. Wireline capital intensity was 26% for the full year of 2013, up from 24% in 2012.

The wireline cash flow proxy (EBITDA less capital expenditures) was $(5) million in the fourth quarter of 2013, down from $22 million in the fourth quarter of 2012. The wireline cash flow proxy was $16 million in the full year of 2013 as compared to $131 million in the full year of 2012, reflecting a decrease of $115 million or 88%. The decreases were largely due to increased restructuring and other like costs and higher capital expenditures.

4.4 Cash provided (used) by financing activities

Net cash provided by financing activities was $365 million in the fourth quarter of 2013, while net cash used by financing activities was $628 million for the full year of 2013. In 2012, net cash used by financing activities was $127 million in the fourth quarter and $1.1 billion for the full year. Financing activities included:

Dividends paid to the holders of equity shares

Dividends paid to the holders of TELUS shares were $213 million in the fourth quarter of 2013 and $852 million in the full year of 2013, or year-over-year increases of $14 million in the quarter and $78 million in the year. The increases primarily reflect higher dividend rates under our dividend growth program, partly offset by lower outstanding shares resulting from shares purchased and cancelled under our 2013 NCIB program.

Purchase of Common Shares for cancellation

We purchased approximately 31.2 million shares under our 2013 NCIB program through September 24, 2013, for the maximum $1 billion authorized for the year. The shares purchased represented approximately 4.8% of the Common Shares outstanding prior to commencement of the NCIB in May 2013.

Normal course issuer bid in 2013

Period	Common Shares purchased and cancelled	Average purchase price per share ($)	Purchase costs ($ millions)	Accounts payable ($ millions)	Cash outflow ($ millions)
Second quarter	8,420,800	33.40	281	(43)	238
Third quarter	22,759,812	31.58	719	43	762
Total	31,180,612	32.07	1,000	—	1,000

In January 2014, we purchased, by way of the ASPP, 590,400 Common Shares for cancellation under our 2014 NCIB. We recorded a $75 million liability at December 31, 2013, for this ASPP commitment.

Normal course issuer bid in 2014

Period	Common Shares purchased and cancelled	Average purchase price per share ($)	Purchase costs ($ millions)
January	590,400	37.14	22

Long-term debt issues and repayments

In 2013, we had net issues of $595 million in the fourth quarter of 2013 and net repayments of $1,255 million for the full year, composed of:

•                  Our April 1, 2013, public issue of $1.7 billion of senior unsecured TELUS Corporation Notes in two series: $1.1 billion of 11-year 3.35% Series CK Notes and $600 million of 30-year 4.40% Series CL Notes. The net proceeds of these issues were used to: (i) fund the early redemption on May 15, 2013, of $700 million of 4.95% Series CF Notes one year ahead of their maturity; (ii) fund the June 2013 maturity of $300 million of 5.00% Series CB Notes; and (iii) repay outstanding commercial paper by June 30, 2013. The remaining proceeds were used for general working capital purposes.

•                  Our November 26, 2013, public issue of $800 million of senior unsecured TELUS Corporation Notes in two series: $400 million of seven-year 3.60% Series CM Notes and $400 million of 30-year 5.15% Series CN Notes. The net proceeds of these issues were used to fund the acquisition of 100% of Public Mobile and repay $290 million of commercial paper outstanding on November 26, 2013. The remaining proceeds are to be used for other general corporate purposes.

•                  The Notes issued on April 1 and November 26 may be redeemed in whole at any time, or in part from time to time, and contain certain change of control provisions.

•                  A $245 million net decrease in commercial paper during 2013 to $Nil at December 31, 2013. Commercial paper balances during the year were: $174 million at March 31, 2013, $Nil at June 30, 2013, and $205 million at September 30, 2013.

•                  These activities reduced financing risk by increasing the average term to maturity of our debt to 9.4 years at December 31, 2013, from 5.5 years at December 31, 2012. Our weighted average interest rate on long-term debt was 5.00% at December 31, 2013, as compared to 5.27% one year earlier.

In comparison, in 2012, we had a net issue of $76 million of long-term debt in the fourth quarter of 2012 and a net repayment of $321 million for the full year of 2012, composed of:

•                  A $424 million decrease in commercial paper in the fourth quarter of 2012, funded from the issue of Series CJ, ten-year Notes in December. Commercial paper decreased by $521 million for the full year of 2012 to a balance of $245 million at December 31, 2012.

•                  A $500 million public offering of 3.35% Series CJ Notes in December. The net proceeds were used to repay outstanding commercial paper.

•                  For the full year, repayment in March of $300 million matured 4.5% Series CC Notes.

No amounts were drawn against our revolving credit facility in 2013 or 2012. Our commercial paper program provides access to low cost funds and is fully backstopped by this committed credit facility (see Section 4.6 Credit facilities).

4.5 Liquidity and capital resource measures

Net debt was $7,592 million at December 31, 2013, an increase of $1,015 million when compared to one year earlier, resulting from our re-financing activities in the second and fourth quarters of 2013, as discussed above, net of increased cash.

Fixed rate debt as a proportion of total indebtedness was 95% at December 31, 2013, up from 90% one year earlier due to the repayment of commercial paper.

Total capitalization — book value was $15,576 million at December 31, 2013, an increase of $1,353 million from one year earlier. This includes an increase in retained earnings, resulting from employee defined benefit plans re-measurements, partly offset by reduction in equity from share purchases under our NCIB programs. Net debt to total capitalization increased to about 49% at December 31, 2013, from 46% one year earlier.

The Net debt to EBITDA — excluding restructuring and other like costs ratio was 1.8 times at December 31, 2013, up from 1.7 times from one year earlier, as the increase in net debt (see above) was partly offset by growth in EBITDA — excluding restructuring and other like costs. Our long-term policy guideline for this ratio is from 1.5 to 2.0 times. See Section 4.6 Credit facilities. In the short term, we may permit this ratio to go outside of the long-term policy guideline range (for long-term investment opportunities), but will endeavor to return to the policy guideline range, as we believe that the policy guideline range is supportive of maintaining our investment grade credit ratings.

Summary of liquidity and capital resource measures

As at, or for the years ended, December 31	2013	2012	Change
Components of debt and coverage ratios (1) ($ millions)
Net debt	7,592	6,577	1,015
Total capitalization — book value	15,576	14,223	1,353
EBITDA — excluding restructuring and other like costs (2)	4,116	3,907	209
Net interest cost	370	332	38
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	95	90	5	pts.
Average term to maturity of debt (years)	9.4	5.5	3.9
Net debt to total capitalization (1) (%)	48.7	46.2	2.5	pts.
Net debt to EBITDA — excluding restructuring and other like costs (1)(2)	1.8	1.7	0.1
Coverage ratios (1) (times)
Earnings coverage (2)	5.5	5.6	(0.1)
EBITDA — excluding restructuring and other like costs interest coverage (2)	11.1	11.8	(0.7)
Other 12-month trailing measures (1)
Dividend payout ratio of adjusted net earnings (2)(3) (%)	70	70	—	pts.
Dividend payout ratio (2)(3) (%)	71	69	2	pts

(1)             See Section 7.1 Non-GAAP financial measures.

(2)             Figures for 2012 have been adjusted for retrospective application of IAS 19 (2011).

(3)             Our dividend payout ratio target guideline is 65% to 75% of sustainable earnings on a prospective basis.

The Earnings coverage ratio for 2013 was 5.5 times, down from 5.6 times in 2012 due to higher borrowing costs (including the May 2013 long-term debt prepayment premium).

The EBITDA — excluding restructuring and other like costs interest coverage ratio for 2013 was 11.1 times, down from 11.8 times in 2012. An increase in net interest costs (including the May 2013 long-term debt prepayment premium) reduced the ratio by 1.3, while growth in EBITDA before restructuring and other like costs increased the ratio by 0.6. See Section 4.6 Credit facilities.

Dividend payout ratios: Our target guideline is 65% to 75% of sustainable earnings on a prospective basis. The basic and adjusted dividend payout ratios for 2013 and 2012 were consistent with the target range.

4.6 Credit facilities

At December 31, 2013, we had $336 million of cash, more than $2.0 billion of unutilized credit facilities and $100 million available under our trade receivables securitization program (see Section 4.7). This is consistent with our objective of generally maintaining at least $1 billion of available liquidity.

TELUS credit facilities at December 31, 2013

($ in millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility(1)	November 3, 2016	2,000	—	—	—	2,000

(1)         Canadian dollars or U.S. dollar equivalent.

Revolving credit facility

We have a $2.0 billion (or U.S. dollar equivalent) revolving credit facility with a syndicate of 14 financial institutions that expires on November 3, 2016. The revolving credit facility is used for general corporate purposes including the backstop of commercial paper, as required.

Our revolving credit facility contains customary covenants, including a requirement that we not permit our consolidated Leverage Ratio (debt to trailing 12-month EBITDA) to exceed 4 to 1 (approximately 1.8 to 1 at December 31, 2013) and not permit our consolidated Coverage Ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2 to 1 (approximately 11.1 to 1 at December 31, 2013) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreements, as compared with the calculation of Net debt to EBITDA — excluding restructuring and other like costs and EBITDA — excluding restructuring and other like costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of property, plant and equipment, intangible assets or goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific TELUS credit rating.

Other bank credit facilities

At December 31, 2013, we also have other bank credit facilities available to us, including letter of credit facilities expiring in the second and third quarters of 2014. Given our historical experience, it is unlikely that letters of credit will be collateralized into cash.

We have arranged incremental letter of credit facilities to allow us to participate in Industry Canada’s 700 MHz auction held in 2014. Under the terms of the auction, as outlined in the Licensing Framework of Mobile Broadband Services (MBS) — 700 MHz Band, communications between bidders that would provide insights into bidding strategies, including reference to preferred blocks, technologies or valuations, are precluded until the deadline for final payment in the auction. Disclosure of the precise amount of our letters of credit could be interpreted as a signal of bidding intentions. The maximum amount of letters of credit that any individual participant could be required to deliver is approximately $405 million.

4.7 Sale of trade receivables

TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which TCI is able to sell an interest in certain of its trade receivables, for an amount up to a maximum of $500 million. The agreement is in effect until August 1, 2014, and available liquidity was $100 million at December 31, 2013. Sales of trade receivables in securitization transactions are recognized as collateralized short-term borrowings and thus do not result in our de-recognition of the trade receivables sold.

TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded as of February 13, 2014.

4.8 Credit ratings

There were no changes to our investment grade credit ratings as of February 13, 2014.

4.9 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments, and the nature of risks that they may be subject to, were described in Section 7.8 of our annual 2012 MD&A.

Liquidity risk

As a component of our capital structure financial policies, we manage liquidity risk by: maintaining a daily cash pooling process that enables us to manage our liquidity surplus and liquidity requirements according to our actual needs and those of our subsidiaries; maintaining bilateral bank facilities and a syndicated credit facility, where we have more than $2 billion of bank credit facilities available at December 31, 2013 (see Section 4.6); the sales of trade receivables to an arm’s-length securitization trust, where we have $100 million availability at December 31, 2013 (see Section 4.7); maintaining a commercial paper program; continuously monitoring forecast and actual cash flows; and managing maturity profiles of financial assets and financial liabilities.

We have significant debt maturities in future years. We have access to a shelf prospectus, renewed in November 2013 for $3.0 billion and in effect until December 2015, pursuant to which we issued $800 million of long-term debt on November 26, 2013. At December 31, 2013, we can offer $2.2 billion of debt or equity securities under this shelf prospectus.  We also had $336 million in Cash and temporary investments at December 31, 2013. We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

Commitments and contingent liabilities

Claims and lawsuits

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against TELUS. As well, we have received or are aware of certain possible claims (including intellectual property infringement claims) against us and, in some cases, numerous other wireless carriers and telecommunications service providers.

Management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect in relation to our financial position and the results of our operations, excepting items disclosed in Section 10.9 Litigation and legal matters of our annual 2012 MD&A.

4.10 Outstanding share information

On February 4, 2013, in accordance with the terms of a court-approved plan of arrangement, we exchanged all of our issued and outstanding Non-Voting Shares into Common Shares on a one-for-one basis. Subsequently, Non-Voting Shares were delisted from the TSX and the NYSE, and Common Shares (TSX stock symbol: T) were listed on the NYSE (stock symbol: TU).

On March 14, 2013, we announced a subdivision of our Common Shares on a two-for-one basis (two-for-one stock split). On April 16, 2013, TELUS shareholders received one additional share for each share owned on the record date of April 15, 2013. All information pertaining to shares outstanding and per-share amounts in this Management’s review of operations for periods before April 16, 2013, reflects retrospective treatment of the stock split.

On May 9, 2013, at our annual and special meeting, shareholders approved the elimination of the Non-Voting Shares from our authorized share structure, the elimination of all references to Non-Voting Shares from our Articles, and an increase in the maximum number of Common Shares we are authorized to issue from one billion to two billion.

Outstanding shares (millions)

At:	December 31, 2013	January 31, 2014
Common Shares	623	623
Common Share options	8	8
Exercisable Common Share options	3	3

4.11 Transactions between related parties

Investments in significant controlled entities

At December 31, 2013, TELUS Corporation ultimately controlled 100% of the equity of TELUS Communications Inc., which in turn ultimately controlled 100% of the equity of TELUS Communications Company and TELE-MOBILE COMPANY. This is unchanged from December 31, 2012.

Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities, and consist of our Board of Directors and our Executive Leadership Team. Total compensation expense amounts for key management personnel were $13 million and $40 million in the fourth quarter and full year of 2013, respectively, as compared to $12 million and $37 million in the fourth quarter and full year of 2012, respectively.

Transactions with real estate joint ventures

In the first quarter of 2011, we announced that we had partnered, as equals, with an arm’s-length party in a residential condominium, retail and commercial real estate redevelopment project, TELUS Garden, in Vancouver, B.C. In July 2013, we announced that we had partnered, as equals, with two arm’s-length parties in a residential, retail and commercial real estate redevelopment project, TELUS Sky, in Calgary, Alberta.

Commitments and contingent liabilities for the TELUS Garden real estate joint venture include construction-related contractual commitments through to 2015 (approximately $146 million at December 31, 2013), a 20-year operating lease commitment commencing in 2014 and construction credit facilities ($413 million with two Canadian financial institutions as 50% lender and TELUS as 50% lender). The TELUS Garden residential tower has sales contracts in place for substantially all units, while at December 31, 2013, the proportion of leased space in the TELUS Garden office tower was approximately 93%.

5.              Accounting policy developments

IAS 19 Employee benefits (amended 2011): We applied the amended standard effective for fiscal 2013 with the required retrospective application. The effects for the fourth quarter and full year of 2012 are quantified in the table below.

Effects of retrospective application of IAS 19 (2011)

	Fourth quarter ended December 31, 2012			Year ended December 31, 2012
($ millions, except per share amounts)	As originally reported	Amended IAS 19 effects	As currently reported	As originally reported	Amended IAS 19 effects	As currently reported
Operating expenses
Employee benefits expense	574	29	603	2,129	113	2,242
Operating income	469	(29)	440	2,107	(113)	1,994
Financing costs	86	10	96	332	42	374
Income before income taxes	383	(39)	344	1,775	(155)	1,620
Income taxes	92	(11)	81	457	(41)	416
Net income and Net income attributable to equity shares	291	(28)	263	1,318	(114)	1,204
Other comprehensive income
Item never subsequently reclassified to income — Employee defined benefit plans re-measurements	(482)	28	(454)	(400)	114	(286)
Net income per equity share (1)
– Basic	0.45	(0.05)	0.40	2.02	(0.17)	1.85
– Diluted	0.44	(0.04)	0.40	2.01	(0.17)	1.84
Additional information
Wireless EBITDA	569	(3)	566	2,467	(9)	2,458
Wireline EBITDA	378	(26)	352	1,505	(104)	1,401
EBITDA (2)	947	(29)	918	3,972	(113)	3,859

(1)   Adjusted for the two-for-one stock split effective April 16, 2013.

(2)   See Section 7.1 Non-GAAP financial measures.

Revenue from contracts with customers: In November 2011, a revised exposure draft was issued. We are currently assessing the impacts of the draft proposals. If the finalized standard, currently expected to be effective for our 2017 fiscal year, were to largely reflect the draft proposals, its effects and the materiality of those effects would vary by industry and entity. We, like many other telecommunications companies, currently expect to be materially affected by its application,  primarily in respect of the timing of revenue recognition and in respect of capitalization of costs of acquisition and contract fulfillment costs. The prohibition of the use of the limitation cap methodology would accelerate the recognition of revenue, relative to both the associated cash inflows from customers and our current practice, primarily in the Wireless sector. Although the underlying transaction economics would not differ, during periods of increases in the number of wireless subscriber connections, assuming comparable contract-lifetime per unit cash inflows, revenue growth would appear greater than under current practice (using the limitation cap methodology).

Similarly, the measurement, over the life of a contract, of total costs of contract acquisition and contract fulfillment costs would be unaffected by the draft proposals. The draft proposals would result in such costs being capitalized and subsequently recognized as an expense over the life of a contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates. Although the underlying transaction economics would not differ, during periods of increases in the number of subscriber connections, assuming comparable per unit costs of acquisition and contract fulfillment, profitability measures would appear greater than under the current practice of immediate expensing of such costs.

Other issued standards: Other issued standards required to be applied for periods beginning on or after January 1, 2013, have no significant effect on our financial performance.

6.              Risks and risk management

Our principal risks and uncertainties that could affect our future business results, as well as our associated risk mitigation activities, were described in our annual 2012 MD&A. Certain updates were provided to these annual risks in our 2013 Q3 MD&A, dated November 8, 2013.

7.              Definitions and reconciliations

7.1 Non-GAAP financial measures

We have issued guidance on, and report on, certain non-GAAP measures that are used to evaluate the performance of TELUS and its segments, as well as to determine compliance with debt covenants and to manage the capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure.

Capital intensity is calculated as capital expenditures (excluding spectrum licences) divided by total operating revenues. This measure provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

Dividend payout ratio: This basic measure is defined as the quarterly dividend declared per share for the most recently completed quarter, as reported in the Consolidated financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years).

Calculation of Dividend payout ratio

Years ended December 31 ($)	2013	2012
Numerator — Annualized fourth quarter dividend declared per equity share (1)	1.44	1.28
Denominator — Net income per equity share (1)	2.02	1.85
Ratio (%)	71	69

(1)         Reflects the two-for-one stock split effective April 16, 2013.

Dividend payout ratio of adjusted net earnings: More representative of a sustainable calculation is the historical ratio based on reported earnings per share adjusted to exclude income tax-related adjustments, long-term debt prepayment premiums, the impacts of a net-cash settlement feature from 2007 to 2012, and items adjusted for in EBITDA. Our target guideline, for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 65 to 75% of sustainable earnings on a prospective basis.

Calculation of Dividend payout ratio of adjusted net earnings

Years ended December 31 ($)	2013	2012
Numerator — Annualized fourth quarter dividend declared per equity share (1)	1.44	1.28
Adjusted net earnings ($ millions):
Net income attributable to equity shares	1,294	1,204
Add back long-term debt prepayment premium after income taxes	17	—
Add back unfavourable (deduct favourable) income tax-related adjustments (see Section 2.2)	3	(12)
Deduct after-tax gain net equity losses related to the TELUS Garden residential real estate partnership	—	(6)
Net-cash settlement feature (2007 to 2012)	—	(2)
	1,314	1,184
Denominator — Adjusted net earnings per share (1)	2.05	1.83
Adjusted ratio (%)	70	70

(1)         Reflects the two-for-one stock split effective April 16, 2013.

Earnings coverage is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, and is calculated as follows:

Calculation of Earnings coverage

Years ended December 31 ($ millions, except ratio)	2013	2012
Net income attributable to equity shares	1,294	1,204
Income taxes	474	416
Borrowing costs (Interest on long-term debt + Interest on short-term borrowings and other + Long-term debt prepayment premium)	395	350
Numerator	2,163	1,970
Denominator — Borrowing costs	395	350
Ratio (times)	5.5	5.6

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level and the contribution of our two segments. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as an exclusive measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues less the total of Goods and services purchased and Employee benefits expense.

We may also calculate an adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations, that should not be considered in a valuation metric or should not be included in assessment of ability to service or incur debt. In respect of the TELUS Garden residential real estate partnership, which is included in the wireline segment, we do not anticipate retaining an ownership interest in the TELUS Garden residential condominium following completion of construction. In respect of the TELUS Garden residential real estate partnership, in 2012 we recorded a $7 million pre-tax gain net of equity losses in the year; consolidated EBITDA in 2012 excluding this net gain would be $3,852 million. Equity losses for the TELUS Garden residential real estate partnership were $Nil in the fourth quarter and full year of 2013 and $Nil in the fourth quarter of 2012.

Calculation of EBITDA

	Fourth quarters ended December 31		Years ended December 31
($ millions)	2013	2012	2013	2012
Net income	290	263	1,294	1,204
Financing costs	110	96	447	374
Income taxes	90	81	474	416
Depreciation	347	373	1,380	1,422
Amortization of intangible assets	114	105	423	443
EBITDA	951	918	4,018	3,859

EBITDA — excluding restructuring and other like costs: We report this measure as a supplementary indicator of our operating performance. It is also utilized in the calculation of Net debt to EBITDA — excluding restructuring and other like costs and EBITDA — excluding restructuring and other like costs interest coverage.

Calculation of EBITDA — excluding restructuring and other like costs

	Fourth quarters ended December 31		Years ended December 31
($ millions)	2013	2012	2013	2012
EBITDA	951	918	4,018	3,859
Restructuring and other like costs	33	19	98	48
EBITDA — excluding restructuring and other like costs	984	937	4,116	3,907

EBITDA — excluding restructuring and other like costs interest coverage is defined as EBITDA — excluding restructuring and other like costs, divided by Net interest cost, calculated on a 12-month trailing basis. This measure is similar to the Coverage Ratio covenant in our credit facilities (see Section 4.5).

EBITDA less capital expenditures (excluding spectrum licences): We calculate this measure as a simple proxy for cash flow at a consolidated level and for our two segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

Calculation of EBITDA less capital expenditures (excluding spectrum licences)

	Fourth quarters ended December 31		Years ended December 31
($ millions)	2013	2012	2013	2012
EBITDA	951	918	4,018	3,859
Capital expenditures (excluding spectrum licences)	(577)	(521)	(2,110)	(1,981)
EBITDA less capital expenditures (excluding spectrum licences)	374	397	1,908	1,878

Free cash flow: We report free cash flow because it is a key measure that we use to evaluate performance and it should not be considered an alternative to the measures in the Consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the Consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares under an NCIB program or make other investments. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Fourth quarters ended December 31		Years ended December 31
($ millions)	2013	2012	2013	2012
EBITDA	951	918	4,018	3,859
Deduct gain net of equity losses related to TELUS Garden residential real estate partnership	—	—	—	(7)
Deduct interest income received that is also recorded in Other operating income	—	—	—	(1)
Restructuring (disbursements) net of restructuring costs	17	9	9	(4)
Items from the Consolidated statements of cash flows
Share-based compensation	(22)	(20)	24	9
Net employee defined benefit plans expense	27	26	108	103
Employer contributions to employee defined benefit plans	(27)	(28)	(200)	(173)
Interest paid	(114)	(109)	(364)	(337)
Interest received	1	1	4	13
Capital expenditures (excluding spectrum licences)	(577)	(521)	(2,110)	(1,981)
Free cash flow before income taxes	256	276	1,489	1,481
Income taxes paid, net of refunds	(120)	(13)	(438)	(150)
Free cash flow	136	263	1,051	1,331

The following reconciles our definition of free cash flow with Cash provided by operating activities.

Free cash flow reconciliation with Cash provided by operating activities

	Fourth quarters ended December 31		Years ended December 31
($ millions)	2013	2012	2013	2012
Free cash flow	136	263	1,051	1,331
Add back capital expenditures (excluding spectrum licences)	577	521	2,110	1,981
Adjustments to reconcile to cash provided by operating activities	13	(81)	85	(93)
Cash provided by operating activities	726	703	3,246	3,219

Net debt: We believe that Net debt is a useful measure because it represents the amount of short-term borrowings and long-term debt obligations that are not covered by available Cash and temporary investments, and when applicable in previous years, it incorporated exchange rate impacts of cross-currency swap agreements put into place to fix the value of U.S. dollar debt. The nearest IFRS measure to net debt is Long-term debt, including Current maturities of long-term debt. Net debt is a component of the Net debt to EBITDA — excluding restructuring and other like costs ratio.

Calculation of Net debt

At December 31 ($ millions)	2013	2012
Long-term debt including current maturities of long-term debt	7,493	6,256
Debt issuance costs netted against long-term debt	35	26
Cash and temporary investments	(336)	(107)
Short-term borrowings	400	402
Net debt	7,592	6,577

Net debt to EBITDA — excluding restructuring and other like costs is defined as Net debt at the end of the period divided by the 12-month trailing EBITDA — excluding restructuring and other like costs. Our long-term policy guideline for this ratio is from 1.5 to 2.0 times, which is similar to the Leverage Ratio covenant in our credit facilities (see Section 4.5).

Net debt to total capitalization is a measure of the proportion of debt used in the capital structure of TELUS.

Net interest cost: is the denominator in the calculation of EBITDA — excluding restructuring and like costs interest coverage. Net interest cost is defined as Financing costs excluding employee defined benefit plans net interest and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. No recoveries on redemption and repayment of debt were recorded in 2013 and 2012. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost. Net interest cost was $370 million in 2013 and $332 million in 2012.

Restructuring and other like costs: With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models. In addition to items such as internal and external labour, such atypical charges may include depreciation and amortization of intangible assets expenses, when property, plant, equipment and intangible assets are retired significantly prior to the end of their estimated useful lives so that other continuing formerly associated resources, such as spectrum, may be redeployed elsewhere in our business. We also include incremental external costs incurred in connection with business acquisition activity in other like costs.

Total capitalization — book value is defined and calculated as follows:

Calculation of total capitalization — book value

At December 31 ($ millions)	2013	2012
Net debt	7,592	6,577
Owners’ equity	8,015	7,686
Deduct Accumulated other comprehensive income	(31)	(40)
Total capitalization — book value	15,576	14,223

7.2 Wireless operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a wireless telecommunications entity, but do not have a standardized meaning under IFRS-IASB.

Average revenue per subscriber unit per month (ARPU) is calculated as network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenue derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

Churn per month is calculated as the number of subscriber units deactivated during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A TELUS or

Koodo brand prepaid subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Cost of acquisition (COA) consists of the total of the device subsidy (the device cost to TELUS less initial charge to the customer), commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

Retention spend to network revenue represents direct costs associated with marketing and promotional efforts (including device subsidy and commissions) aimed at the retention of the existing subscriber base, divided by network revenue.

Subscriber unit (wireless) is defined as an active recurring revenue-generating unit (e.g. cellular phone, tablet or mobile Internet key) with a unique subscriber identifier (SIM or IMEI number) that has access to the wireless voice and/or data networks for communication. In addition, TELUS has a direct billing or support relationship with the user of each device. Our definition of subscriber units excludes machine-to-machine (M2M) devices, such as those for asset tracking, remote control monitoring and meter readings, vending machines and wireless ATMs.

consolidated statements of income and other comprehensive income

	Three months		Twelve months
Periods ended December 31 (millions except per share amounts)	2013	2012	2013	2012
		(adjusted)		(adjusted)
OPERATING REVENUES
Service	$2,699	$2,598	$10,601	$10,079
Equipment	229	236	735	773
	2,928	2,834	11,336	10,852
Other operating income	20	17	68	69
	2,948	2,851	11,404	10,921
OPERATING EXPENSES
Goods and services purchased	1,349	1,330	4,962	4,820
Employee benefits expense	648	603	2,424	2,242
Depreciation	347	373	1,380	1,422
Amortization of intangible assets	114	105	423	443
	2,458	2,411	9,189	8,927
OPERATING INCOME	490	440	2,215	1,994
Financing costs	110	96	447	374
INCOME BEFORE INCOME TAXES	380	344	1,768	1,620
Income taxes	90	81	474	416
NET INCOME	290	263	1,294	1,204
OTHER COMPREHENSIVE INCOME
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	1	1	—	(4)
Foreign currency translation adjustment arising from translating financial statements of foreign operations	4	2	4	—
Change in unrealized fair value of available-for-sale financial assets	(7)	22	(13)	33
	(2)	25	(9)	29
Item never subsequently reclassified to income
Employee defined benefit plans re-measurements	755	(454)	998	(286)
	753	(429)	989	(257)
COMPREHENSIVE INCOME	$1,043	$(166)	$2,283	$947
NET INCOME PER EQUITY SHARE*
Basic	$0.47	$0.40	$2.02	$1.85
Diluted	$0.46	$0.40	$2.01	$1.84
DIVIDENDS DECLARED PER EQUITY SHARE*	$0.36	$0.32	$1.36	$1.22
TOTAL WEIGHTED AVERAGE EQUITY SHARES OUTSTANDING*
Basic	623	652	640	651
Diluted	626	656	643	655

* Amounts reflect retrospective application of April 16, 2013, stock split.

December 31, 2013

1

consolidated statements of financial position

As at December 31 (millions)	2013	2012

ASSETS
Current assets
Cash and temporary investments, net	$336	$107
Accounts receivable	1,461	1,541
Income and other taxes receivable	32	25
Inventories	326	350
Prepaid expenses	168	178
Current derivative assets	6	9
	2,329	2,210
Non-current assets
Property, plant and equipment, net	8,428	8,165
Intangible assets, net	6,531	6,181
Goodwill, net	3,737	3,702
Real estate joint ventures	11	11
Other long-term assets	530	176
	19,237	18,235
	$21,566	$20,445

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	$400	$402
Accounts payable and accrued liabilities	1,735	1,511
Income and other taxes payable	102	102
Dividends payable	222	208
Advance billings and customer deposits	729	703
Provisions	110	49
Current maturities of long-term debt	—	545
Current derivative liabilities	1	—
	3,299	3,520
Non-current liabilities
Provisions	219	222
Long-term debt	7,493	5,711
Other long-term liabilities	649	1,682
Deferred income taxes	1,891	1,624
	10,252	9,239
Liabilities	13,551	12,759
Owners’ equity
Common equity	8,015	7,686
	$21,566	$20,445

2

consolidated statements of cash flows

	Three months		Twelve months
Periods ended December 31 (millions)	2013	2012	2013	2012
		(adjusted)		(adjusted)
OPERATING ACTIVITIES
Net income	$290	$263	$1,294	$1,204
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	461	478	1,803	1,865
Deferred income taxes	98	156	21	122
Share-based compensation expense	(22)	(20)	24	9
Net employee defined benefit plans expense	27	26	108	103
Employer contributions to employee defined benefit plans	(27)	(28)	(200)	(173)
Other	7	12	9	37
Net change in non-cash operating working capital	(108)	(184)	187	52
Cash provided by operating activities	726	703	3,246	3,219
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	(545)	(487)	(2,035)	(1,950)
Cash payments for spectrum licences	—	—	(67)	—
Cash payments for acquisitions and related investments	(229)	(5)	(261)	(53)
Real estate joint ventures advances and contributions	(8)	(6)	(24)	(73)
Real estate joint ventures receipts	—	—	1	47
Proceeds on dispositions	5	—	12	20
Other	(10)	(16)	(15)	(49)
Cash used by investing activities	(787)	(514)	(2,389)	(2,058)
FINANCING ACTIVITIES
Non-Voting Shares issued	—	1	—	1
Dividends paid to holders of equity shares	(213)	(199)	(852)	(774)
Purchase of Common Shares for cancellation	—	—	(1,000)	—
Issuance and repayment of short-term borrowings	(9)	(1)	(2)	(2)
Long-term debt issued	1,180	2,364	4,630	5,988
Redemptions and repayment of long-term debt	(585)	(2,288)	(3,375)	(6,309)
Other	(8)	(4)	(29)	(4)
Cash provided (used) by financing activities	365	(127)	(628)	(1,100)
CASH POSITION
Increase in cash and temporary investments, net	304	62	229	61
Cash and temporary investments, net, beginning of period	32	45	107	46
Cash and temporary investments, net, end of period	$336	$107	$336	$107
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid	$(114)	$(109)	$(364)	$(337)
Interest received	$1	$1	$4	$13
Income taxes paid, net	$(120)	$(13)	$(438)	$(150)

3

segmented information

Three months ended December 31	Wireless		Wireline		Eliminations		Consolidated
(millions)	2013	2012	2013	2012	2013	2012	2013	2012
		(adjusted)		(adjusted)				(adjusted)
Operating revenues
External revenue	$1,585	$1,533	$1,363	$1,318	$—	$—	$2,948	$2,851
Intersegment revenue	11	11	43	43	(54)	(54)	—	—
	$1,596	$1,544	$1,406	$1,361	$(54)	$(54)	$2,948	$2,851
EBITDA(1)	$592	$566	$359	$352	$—	$—	$951	$918
CAPEX, excluding spectrum licences(2)	$213	$191	$364	$330	$—	$—	$577	$521
EBITDA less CAPEX, excluding spectrum licences	$379	$375	$(5)	$22	$—	$—	$374	$397
					Operating revenues (above)		$2,948	$2,851
					Goods and services purchased		1,349	1,330
					Employee benefits expense		648	603
					EBITDA (above)		951	918
					Depreciation		347	373
					Amortization		114	105
					Operating income		490	440
					Financing costs		110	96
					Income before income taxes		$380	$344

Years ended December 31	Wireless		Wireline		Eliminations		Consolidated
(millions)	2013	2012	2013	2012	2013	2012	2013	2012
		(adjusted)		(adjusted)				(adjusted)
Operating revenues
External revenue	$6,130	$5,845	$5,274	$5,076	$—	$—	$11,404	$10,921
Intersegment revenue	47	41	169	170	(216)	(211)	—	—
	$6,177	$5,886	$5,443	$5,246	$(216)	$(211)	$11,404	$10,921
EBITDA(1)	$2,604	$2,458	$1,414	$1,401	$—	$—	$4,018	$3,859
CAPEX, excluding spectrum licences(2)	$712	$711	$1,398	$1,270	$—	$—	$2,110	$1,981
EBITDA less CAPEX, excluding spectrum licences	$1,892	$1,747	$16	$131	$—	$—	$1,908	$1,878
					Operating revenues (above)		$11,404	$10,921
					Goods and services purchased		4,962	4,820
					Employee benefits expense		2,424	2,242
					EBITDA (above)		4,018	3,859
					Depreciation		1,380	1,422
					Amortization		423	443
					Operating income		2,215	1,994
					Financing costs		447	374
					Income before income taxes		$1,768	$1,620

(1)         Earnings before interest, income taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business and is also utilized in measuring compliance with certain debt covenants.

(2)         Total capital expenditures (CAPEX).

4